Exhibit 99.1

Sun Life Financial Inc.

Notice of annual meeting

of common shareholders

May 10, 2012

Management Information Circular

2012

Sun Life Financial

Contents

Letter to shareholders	1

Notice of our 2012 annual meeting	2

Management Information Circular	3

Our 2012 annual meeting	3
• Voting	4
• The director nominees	7
• The auditor	16
• By-law amendments	16
• Advisory vote on executive compensation	17

Corporate governance practices	18
• Ethical behaviour	18
• The board of directors	18
• Communications policy	24
• Contacting the board	25
• Shareholder proposals	25
• Board committees	25

Director compensation	32
• Compensation discussion and analysis	32
• Compensation details	35

Executive compensation	37
• Letter to shareholders	38
• Compensation decisions for 2011 and 2012	41
• Comparing shareholder value to executive compensation	43
• Compensation discussion and analysis	45
• Compensation details	64

Other information	82

Schedule A – Charter of the Board of Directors	83

Schedule B – Amended and Restated By-law No. 1	91

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Thursday, May 10, 2012 at 8:30 a.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2012 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Tuesday, May 8, 2012, as described on pages 4 to 6 in the attached circular. If your shares are held in the name of a nominee, see page 4 for information about how to vote your shares.

We look forward to seeing you at the meeting.

James H. Sutcliffe	Dean A. Connor
Chairman of the Board	President and Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2012 annual meeting

You are invited to our annual meeting of common shareholders:

When	Thursday, May 10, 2012 8:30 a.m. (Toronto time)

Where	Sun Life Financial Tower 150 King Street West (northeast corner of King and University) Second floor Toronto, Ontario

What the meeting will cover

1.	Receipt of the 2011 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	Amendments to our by-laws
5.	An advisory vote on executive compensation
6.	Consideration of other business that may properly be brought before the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

As of March 19, 2012 (our record date) a total of 587,956,858 votes were eligible to be cast at the meeting.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 19, 2012. It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Dana J. Easthope
Vice-President, Associate General Counsel and Corporate Secretary

Toronto, Ontario March 19, 2012

MANAGEMENT INFORMATION CIRCULAR 2012

Management Information Circular

March 19, 2012

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.

Our 2012 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2011, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements and have the opportunity to ask questions.

Electing the directors (see page 7)

You will elect 13 directors to serve on our board for a term of one year. Twelve of the director nominees currently serve on our board, while Barbara G. Stymiest is being nominated for the first time. All 13 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Jon A. Boscia and Ronald W. Osborne are retiring from the board as of our 2012 annual meeting.

Appointing the auditor (see page 16)

You will vote on the appointment of Deloitte & Touche LLP (Deloitte) as our auditor for 2012. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

By-law amendments (see page 16)

You will vote on a resolution to confirm our Amended and Restated By-law No. 1, as approved by the board. The principal amendment was the elimination of the mandatory retirement age for directors, to be consistent with new provisions on directors’ tenure in our board charter. We have also amended By-law No. 1 to increase the quorum requirements for board and shareholders meetings, and codified that the Chairman of the Board does not have a casting vote.

Having a “say on pay” (see page 17)

You will participate in a non-binding advisory vote on executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 37.

We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2012

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 19, 2012.

As of March 19, 2012, we had 587,956,858 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights of any class of our shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

—	by proxy
—	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

James H. Sutcliffe, Chairman of the Board, or in his absence John H. Clappison, Chairman of the Audit Committee, or in his absence another director appointed by the board will act as proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

—	for electing the director nominees who are listed in the proxy form and management information circular
—	for appointing Deloitte & Touche LLP as auditor
—	for the resolution confirming our Amended and Restated By-law No. 1
—	for the resolution on executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2012

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

If you do not want to attend the meeting and vote in person, indicate your voting instructions on the enclosed proxy form, then sign, date and mail it in the envelope provided or fax both pages to one of the numbers below.

Fax:	416-368-2502 (from Toronto or outside Canada and the U.S.) 1-866-781-3111 (toll-free from anywhere in Canada or the U.S.)

Our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), c/o its administrative agent Canadian Stock Transfer Company Inc., or one of its co-agents must receive the completed and signed proxy form by 5:00 p.m. (Toronto time) on Tuesday, May 8, 2012 to have your vote recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Share ownership account participants

If you have a share ownership statement and you do not want to attend the meeting and vote in person, indicate your voting instructions by mail or by fax in the same manner as described above under Registered shareholders. Alternatively, you may submit your voting instructions by telephone or on the Internet. You will need the 12-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone	Call 1-866-249-5458 from a touchtone telephone and follow the instructions.
(Canada only):

Voting on the Internet:	Go to www.proxypush.ca/slf and follow the instructions on screen. Any information on this website, or accessible through it, is for reference and is not part of this circular.

CIBC Mellon must receive your voting instructions by phone or on the Internet by 5:00 p.m. (Toronto time) on Tuesday, May 8, 2012 for your vote to be recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form or vote by telephone or Internet. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this package.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2012

If you change your mind

You can revoke instructions you have already provided on your proxy or voting instruction form by giving us new instructions. Send them by mail, fax, phone, on the Internet or in person as described below.

Registered shareholders and share ownership account participants can send a new proxy or voting instructions form up until 5:00 p.m. on Tuesday, May 8, 2012, in one of three ways:

—

complete and sign a proxy form with a later date than the one you already sent to CIBC Mellon, and send it to CIBC Mellon as described above. Share ownership account participants can also send new instructions by phone or on the Internet

—

send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to: Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

—	give your written instructions to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new proxy or voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

Questions?
You can call CIBC Mellon or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland,	0845-602-1587 (within the U.K.)
Channel Islands and Isle of Man:	44-20-8639-2064 (outside the U.K.)

Philippines:	632-581-8111 (PLDT – Metro Manila)
632-976-8111 (GLOBE – Metro Manila)
1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

CIBC Mellon, or its authorized agents, count and tabulate the proxies on our behalf. Individual shareholder votes are kept confidential and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services Inc. (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $51,000 for their services. If you have any questions, please contact Kingsdale directly at 1-866-581-1490.

MANAGEMENT INFORMATION CIRCULAR 2012

The director nominees

As of the date of this circular, we have 14 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 13 directors are to be elected for a one-year term. Twelve of the nominees currently serve on our board. Barbara G. Stymiest is being nominated for the first time.

The Governance and Conduct Review Committee has reviewed each of the nominees and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations.

We do not expect that any of them will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed in good faith and according to applicable law.

The board recommends that shareholders vote for electing the director nominees profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for electing the director nominees profiled below.

Our policy on majority voting

If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign in writing to the Chairman of the Governance and Conduct Review Committee. The board will decide to accept or reject the offer within 90 days of the annual meeting and will disclose its decision in a news release. The director will not participate in these deliberations.

Director nominee profiles

The following profiles provide information about each of the director nominees, including their business experience, how many Sun Life Financial board and committee meetings they attended in 2011, their attendance and level of support received from shareholders at the 2011 annual meeting, and the value of their holdings of Sun Life Financial securities as of February 29, 2012 and March 2, 2011. The closing value of our common shares on the TSX on those dates was $21.75 and $31.65, respectively. The amounts shown in the table for the nominees’ equity at risk reflect the total market value of common shares and DSUs, plus the in-the-money values of options, held by the nominees as of those dates. You can find information about our share ownership guideline for directors on page 32.

Sun Life Financial was formed in 1999. We show how long each of the nominees has served on our board. We also list the directorships of other public companies each of the nominees held in the last five years.

MANAGEMENT INFORMATION CIRCULAR 2012

William D. Anderson, FCA

Toronto, ON

Director since 2010

Independent

Age: 62

Areas of expertise:

—     accounting and corporate finance

—     corporate governance

—     public issuer executive

—     strategic management

—     U.K. market

Mr. Anderson was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. He held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. Mr. Anderson spent 17 years with the public accounting firm KPMG, where he was a partner for 11 years. He was appointed a Fellow of the Institute of Chartered Accountants in October 2011 and is also a Fellow of the Institute of Corporate Directors.

Board and committees	Meeting attendance		Public company directorships
Board	16 of 16	100%	Nordion Inc. (formerly MDS Inc.)		2007 – present
Audit	7 of 8	88%	Gildan Activewear Inc.		2006 – present
Risk Review	5 of 6	83%	TransAlta Corporation		2003 – present
Annual meeting	yes		Four Seasons Hotels Inc.		2005 – 2007
2011 votes in favour: 99.6%			Bell Canada International Inc.		2000 – 2007
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	8,850	3,577	12,427	$270,287	On target
2011	5,000	1,205	6,205	$196,388
Change	3,850	2,372	6,222	$73,899
Options held: None
Total amount of equity at risk (shares, DSUs and options): $270,287 in 2012, $196,388 in 2011.

Richard H. Booth, CPA,

CLU, ChFC

Deep River, CT

Director since 2011

Independent

Age: 65

Areas of expertise:

—     accounting and corporate finance

—     executive compensation and succession

—     financial services industry

—     public issuer executive

—     risk management

—     strategic management

—     U.S. market

Mr. Booth is Vice Chairman of Guy Carpenter & Company, LLC, a global risk management and reinsurance specialist and a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Mr. Booth was Chairman of HSB Group, Inc., a specialty insurer and reinsurer, from 2000 to 2009 and President and Chief Executive Officer of HSB Group from 2000 to 2007. In 2008 and 2009 he was also Vice Chairman, Transition Planning and Chief Administrative Officer of HSB’s parent company, American International Group, an insurance and financial services company. Mr. Booth has held progressively senior positions in the insurance industry throughout his career. In addition to the public company board listed here, Mr. Booth is a director of WorldBusiness Capital, Inc. and an advisor to Century Capital LLC. He is involved with the Economic Club of New York and the National Association of Corporate Directors – Connecticut Chapter. He is a certified public accountant, a chartered life underwriter, a chartered financial consultant and a former member of the Financial Accounting Standards Advisory Council and its Steering Committee.

Board and committees	Meeting attendance		Public company directorships
Board	8 of 8	100%	Northeast Utilities		2001 – present
Audit	4 of 4	100%
Governance and Conduct Review	3 of 3	100%
Annual meeting	yes
2011 votes in favour: 99.3%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	2,000	3,364	5,364	$116,667	On target
2011	1,000	-	1,000	$31,650
Change	1,000	3,364	4,364	$85,017
Options held: None
Total amount of equity at risk (shares, DSUs and options): $116,667 in 2012, $31,650 in 2011.

MANAGEMENT INFORMATION CIRCULAR 2012

John H. Clappison, FCA

Toronto, ON

Director since 2006

Independent

Age: 65

Areas of expertise:

—    accounting and corporate finance

—    corporate governance

—    executive compensation and succession

—    financial services industry

—    risk management

—    strategic management

—    U.S. market

—    designated Audit Committee financial expert

Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a Fellow of the Institute of Chartered Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summitt Energy Holdings LLP and involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation. He is a member of the Canadian Audit Committee Network.

	Board and committees	Meeting attendance		Public company directorships
	Board	15 of 16	94%	Inmet Mining Corporation		2010 – present
	Audit (Chair)	8 of 8	100%	Cameco Corporation		2006 – present
	Risk Review	6 of 6	100%	Rogers Communications Inc.		2006 – present
	CEO Succession	2 of 2	100%	Canadian Real Estate Investment Trust		2007 – 2011
	Annual meeting	yes
	2011 votes in favour: 99.7%
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
	2012	1,000	22,504	23,504	$511,212	On target
	2011	1,000	16,207	17,207	$544,602
	Change	0	6,297	6,297	$(33,390)
	Options held: None
	Total amount of equity at risk (shares, DSUs and options): $511,212 in 2012, $544,602 in 2011.

Dean A. Connor Toronto, ON Director since 2011 Non-independent Age: 55

Mr. Connor is President and Chief Executive Officer of Sun Life Financial and Sun Life Assurance. Prior to his appointment in December 2011 he held progressively senior positions with those companies, including President, Chief Operating Officer, President of SLF Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas which encompassed Mercer’s operations in Canada, the U.S. and Latin America. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a director of the University Health Network and the Canadian Life and Health Insurance Association. He holds an Honours Business Administration degree.

	Board and committees	Meeting attendance		Public company directorships
	Board	5 of 5	100%	None
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
	2012	2,609	43,901	46,510	$1,011,593	On target
	2011	5,825	14,556	20,381	$645,059
	Change	(3,216)	29,345	26,129	$366,534
	Options held: 1,019,803

Total amount of equity at risk (shares, DSUs and options): $1,252,779 in 2012, $2,325,033 in 2011.

Details on Mr. Connor’s option holdings can be found in the table on page 66. As President and Chief Executive Officer, Mr. Connor is subject to different ownership guidelines than the non-management directors. See page 46.

MANAGEMENT INFORMATION CIRCULAR 2012

David A. Ganong, CM

St. Stephen, NB

Director since 2002

Independent

Age: 68

Areas of expertise:

—    corporate governance

—    marketing and communications

—    public and regulatory policy

—    strategic management

—    U.S. market

Mr. Ganong became Chairman of Ganong Bros. Limited, a private confectionery manufacturer, in July 2008. He was President of that company for most of his career. Mr. Ganong is a member of the Order of Canada. He was appointed by the Government of Canada as a Canadian representative on the North American Competitiveness Council. Mr. Ganong has been Chairman of a number of organizations including Clarica Life Insurance Company, the University of New Brunswick and the New Brunswick Energy Commission. He has a Master of Business Administration degree.

Board and committees	Meeting attendance		Public company directorships
Board	14 of 16	88%	None
Audit	4 of 4	100%
Governance and Conduct Review	4 of 5	80%
Investment Oversight	2 of 3	67%
Annual meeting	yes
2011 votes in favour: 99.7%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	7,567	21,668	29,235	$635,861	Meets
2011	7,567	17,794	25,361	$802,676
Change	0	3,874	3,874	$(166,815)
Options held:
Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
June 27, 2002	June 27, 2012		$33.20	2,000	-
Total amount of equity at risk (shares, DSUs and options): $635,861 in 2012, $802,676 in 2011.

Martin J. G. Glynn

Vancouver, BC

Director since 2010

Independent

Age: 60

Areas of expertise:

—    Asia and U.S. markets

—    corporate governance

—    executive compensation and succession

—    financial services industry

—    investment management

—    public and regulatory policy

—    public issuer executive

—    risk management

—    strategic management

Mr. Glynn was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is involved with the UBC Investment Management Trust Inc., VGH and UBC Hospital Foundation and The American Patrons of the National Library and Galleries of Scotland. Mr. Glynn was the Jarislowsky Fellow in Business Management, Haskayne School of Business, University of Calgary from September 2009 to April 2010. He has a Master of Business Administration degree.

Board and committees	Meeting attendance		Public company directorships
Board	16 of 16	100%	VinaCapital Vietnam Opportunity		2008 – present
Audit	8 of 8	100%	Fund Limited
Investment Oversight	5 of 5	100%	Husky Energy Inc.		2000 – present
Annual meeting	yes		MF Global Holdings Ltd.		2008 – 2011
2011 votes in favour: 99.5%			Hathor Exploration Limited		2007 – 2011
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	4,017	2,432	6,449	$140,266	On target
2011	2,500	124	2,624	$83,050
Change	1,517	2,308	3,825	$57,216
Options held: None
Total amount of equity at risk (shares, DSUs and options): $140,266 in 2012, $83,050 in 2011.

MANAGEMENT INFORMATION CIRCULAR 2012

Krystyna T. Hoeg, CA

Toronto, ON

Director since 2002

Independent

Age: 62

Areas of expertise:

—    accounting and corporate finance

—    corporate governance

—    executive compensation and succession

—    marketing and communications

—    public issuer executive

—    risk management

—    strategic management

Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a chartered accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Ganong Bros. Limited and Samuel, Son & Co., Limited. She is involved with Toronto East General Hospital.

Board and committees	Meeting attendance		Public company directorships
Board	16 of 16	100%	Imperial Oil Limited		2008 – present
Management Resources	5 of 5	100%	Canadian Pacific Railway Company		2007 – present
(Chair)			Canadian Pacific Railway Limited		2007 – present
Risk Review	6 of 6	100%	Shoppers Drug Mart Corporation		2006 – present
CEO Succession	2 of 2	100%	Cineplex Galaxy Income Fund		2006 – 2010
Annual meeting	yes		Corby Distilleries Limited		1996 – 2007
2011 votes in favour: 99.3%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	3,405	28,851	32,256	$701,568	Meets
2011	3,405	25,043	28,448	$900,379
Change	0	3,808	3,808	$(198,811)
Options held:
Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
June 27, 2002	June 27, 2012		$33.20	2,000	-
Total amount of equity at risk (shares, DSUs and options): $701,568 in 2012, $900,379 in 2011.

David W. Kerr, CA

Toronto, ON

Director since 2004

Independent

Age: 68

Areas of expertise:

—    accounting and corporate finance

—    corporate governance

—    executive compensation and succession

—    investment management

—    public issuer executive

—    strategic management

Mr. Kerr is Managing Partner of Edper Financial Group, an investment holding company. Prior to August 2006, he was Chairman of Falconbridge Limited and spent most of his career with related companies. He is a chartered accountant. In addition to the public company boards listed here, Mr. Kerr is a director of the Special Olympics Canada Foundation and is a member of the advisory Board of the Schulich School of Business, York University.

Board and committees	Meeting attendance		Public company directorships
Board	12 of 16	75%	Halmont Properties Corporation		2009 – present
Governance and Conduct	3 of 3	100%	Research In Motion Limited		2007 – present
Review (Chair)			Brookfield Asset Management Inc.		1987 – present
Investment Oversight	2 of 2	100%	Canwest Global Communications Corp.		2007 – 2010
Management Resources	5 of 5	100%	Shell Canada Limited		2003 – 2007
CEO Succession	2 of 2	100%
Annual meeting	yes
2011 votes in favour: 99.7%
Sun Life Financial securities held:
Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	8,000	23,659	31,659	$688,583	Meets
2011	8,000	17,494	25,494	$806,885
Change	0	6,165	6,165	$(118,302)
Options held: None
Total amount of equity at risk (shares, DSUs and options): $688,583 in 2012, $806,885 in 2011.

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Idalene F. Kesner

Bloomington, IN

Director since 2002

Independent

Age: 54

Areas of expertise:

—    academic

—    corporate governance

—    executive compensation and succession

—    strategic management

—    U.S. and international markets

Professor Kesner is Associate Dean of Faculty and Research and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. She is a director of The Main Street America Group. Prior to July 2009, Professor Kesner was Chairperson, Department of Management and Entrepreneurship. She has a Doctorate in Business Administration. Professor Kesner has spent her career teaching strategy. She is also a strategy consultant with companies internationally.

Board and committees	Meeting attendance		Public company directorships
Board	16 of 16	100%	None
Investment Oversight	5 of 5	100%
Management Resources	5 of 5	100%
CEO Succession	2 of 2	100%
Annual meeting	yes
2011 votes in favour: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	15,291	14,214	29,505	$641,734	Meets
2011	15,291	11,237	26,528	$839,611
Change	0	2,977	2,977	$(197,877)
Options held:
Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
June 27, 2002	June 27, 2012		US$21.83	2,000	-
Total amount of equity at risk (shares, DSUs and options): $641,734 in 2012, $861,664 in 2011.

Mitchell M. Merin

Mantoloking, NJ

Director since 2007

Independent

Age: 58

Areas of expertise:

—    accounting and corporate finance

—    executive compensation and succession

—    financial services industry

—    investment management

—    risk management

—    U.S. market

Mr. Merin was President and Chief Operating Officer of Morgan Stanley Investment Management (MSIM), the investment management business for individual and institutional investors of Morgan Stanley, until he retired in September 2005. During his time at MSIM, he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor. Mr. Merin spent most of his career with related companies. He has a Master of Business Administration degree.

Board and committees	Meeting attendance		Public company directorships
Board	14 of 16	88%	None
Investment Oversight (Chair)	5 of 5	100%
Management Resources	5 of 5	100%
CEO Succession	2 of 2	100%
Annual meeting	yes
2011 votes in favour: 99.7%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	17,256	19,397	36,653	$797,203	Meets
2011	15,176	13,306	28,482	$901,455
Change	2,080	6,091	8,171	$(104,252)
Options held: None
Total amount of equity at risk (shares, DSUs and options): $797,203 in 2012, $901,455 in 2011.

MANAGEMENT INFORMATION CIRCULAR 2012

Hugh D. Segal, CM

Kingston, ON

Director since 2009

Independent

Age: 61

Areas of expertise:

—    academic

—    corporate governance

—    financial services industry

—    marketing and communications

—    public and regulatory policy

Mr. Segal is a Canadian senator. He was appointed to the Senate in 2005. Mr. Segal is a member of the Order of Canada and is Canada’s Special Envoy for Commonwealth Renewal. He is a Senior Fellow at the School of Policy Studies, Queen’s University and an adjunct professor of public policy at Queen’s School of Business. He previously served as a member of the Eminent Persons Group of the Commonwealth Secretariat. In addition to the public company boards listed here, Mr. Segal is a director of Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. He is also involved with the Atlantic Council, Canadian Defence & Foreign Affairs Institute, the International Working Group on National Security and the Institute for Democracy and Electoral Assistance.

Board and committees	Meeting attendance		Public company directorships
Board	15 of 16	94%	Just Energy Group Inc. (formerly		2001 – present
Governance and Conduct	2 of 2	100%	Energy Savings Income Fund)
Review			SNC-Lavalin Group Inc.		1999 – present
Investment Oversight	5 of 5	100%	Gluskin Sheff & Associates Inc.		2006 – 2009
Management Resources	3 of 3	100%	CPI Plastics Group Ltd.		2001 – 2007
CEO Succession	2 of 2	100%	St. Lawrence Cement Inc.		2001 – 2007
Annual meeting	yes
2011 votes in favour: 99.7%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	6,582	6,244	12,826	$278,966	-
2011	6,582	3,720	10,302	$326,058
Change	0	2,524	2,524	$(47,092)
Options held: None
Total amount of equity at risk (shares, DSUs and options): $278,966 in 2012, $326,058 in 2011.

Barbara G. Stymiest, FCA

Toronto, ON

If elected will be an independent director

Age: 55

Areas of expertise:

—    accounting and corporate finance

—    Asia, U.K. and U.S. markets

—    corporate governance

—    executive compensation and succession

—    financial services industry

—    investment management

—    marketing and communications

—    public and regulatory policy

—    public issuer executive

—    risk management

—    strategic management

Ms. Stymiest is Chair of Research In Motion Limited, a global leader in wireless innovation. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 until June 2011. From 2009 she was Royal Bank’s Group Head, Strategy, Treasury and Corporate Services and prior to that served as its Chief Operating Officer. Prior to 2004 she held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. Ms. Stymiest is a Fellow of the Institute of Chartered Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed here, she is a director of University Health Network, the Canadian Institute for Advanced Research, and the Royal Ontario Museum. Ms. Stymiest has been involved with the Accounting Oversight Committee of the Canadian Institute of Chartered Accountants, the United Way Campaign Cabinet, and Hincks-Dellcrest Children’s Centre. She holds an Honours Business Administration degree.

Board and committees	Meeting attendance		Public company directorships
Ms. Stymiest is not currently a director.			George Weston Limited Research In Motion Limited		2011 – present 2007 – present

Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	5,000	0	5,000	$108,750	-
2011	-	-	-	-
Change	5,000	0	5,000	$108,750
Options held: None
Total amount of equity at risk (shares, DSUs and options): $108,750 in 2012.

MANAGEMENT INFORMATION CIRCULAR 2012

James H. Sutcliffe, FIA

London, England

Director since 2009

Independent

Age: 55

Areas of expertise:

—    accounting and corporate finance

—    actuarial

—    corporate governance

—    executive compensation and succession

—    financial services industry

—    investment management

—    public and regulatory policy

—    public issuer executive

—    risk management

—    strategic management

—    U.K. market

Mr. Sutcliffe was appointed Chairman of the Boards of Sun Life Financial and Sun Life Assurance in December 2011. He was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a Fellow of the U.K. Institute and Faculty of Actuaries, Chairman of the U.K. Board for Actuarial Standards and a director of the U.K. Financial Reporting Council. In addition to the public company boards listed here, Mr. Sutcliffe is Chairman of FxPro Financial Services Ltd. He was also a director of two of Sun Life Financial’s subsidiaries in the U.K. until December 2011. Mr. Sutcliffe is involved with CVC Capital Partners and Friends of Michael Sobell House in the United Kingdom, and Buffelshoek Trust in South Africa.

Board and committees	Meeting attendance		Public company directorships
Board (Chair)	16 of 16	100%	Liberty Holdings Limited		2009 – present
Audit	6 of 6	100%	Lonmin plc		2007 – present
Governance and Conduct	1 of 1	100%	Nedbank Group Limited		2001 – 2008
Review			Old Mutual plc		2001 – 2008
Risk Review (Chair)	6 of 6	100%
CEO Succession	2 of 2	100%
Annual meeting	yes
2011 votes in favour: 99.3%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/on target
2012	8,000	20,422	28,422	$618,179	Meets
2011	8,000	10,496	18,496	$585,398
Change	0	9,926	9,926	$32,781
Options held: None
Total amount of equity at risk (shares, DSUs and options): $618,179 in 2012, $585,398 in 2011.

In the past 10 years, five of the director nominees have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:

—

Mr. Ganong was a director of Air Canada in April 2003, when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA). It successfully emerged from proceedings under the CCAA and was restructured according to a plan of arrangement in September 2004. Mr. Ganong is no longer a director of Air Canada.

—

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

—

Mr. Kerr became a director of Canwest Global Communications Corp. in 2007. In October 2009, it filed for protection under the CCAA and filed for recognition and ancillary relief under Chapter 15 of the Bankruptcy Code in the United States. Mr. Kerr is no longer a director of Canwest Global Communications Corp.

—	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States.
—

Ms. Stymiest became a director of Research in Motion Limited (RIM) in March 2007. At that time, directors, officers and other current and former employees of RIM were subject to a management cease trade order issued by certain Canadian securities regulators on November 7, 2006 in response to RIM’s failure to make certain securities filings. Ms. Stymiest became subject to the order, which was lifted on May 23, 2007 after the securities filings were made.

MANAGEMENT INFORMATION CIRCULAR 2012

Meeting attendance

The Governance and Conduct Review Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of regularly scheduled board and committee meetings every year. The table below is a consolidated view of how many board and committee meetings each director attended in 2011.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson	16 of 16	100%	12 of 14	86%	28 of 30	93%
Richard H. Booth	8 of 8	100%	7 of 7	100%	15 of 15	100%
Jon A. Boscia	8 of 8	100%	6 of 6	100%	14 of 14	100%
John H. Clappison	15 of 16	94%	16 of 16	100%	31 of 32	97%
Dean A. Connor	5 of 5	100%	n/a	n/a	5 of 5	100%
David A. Ganong	14 of 16	88%	10 of 12	83%	24 of 28	86%
Martin J. G. Glynn	16 of 16	100%	13 of 13	100%	29 of 29	100%
Krystyna T. Hoeg	16 of 16	100%	13 of 13	100%	29 of 29	100%
David W. Kerr	12 of 16	75%	12 of 12	100%	24 of 28	86%
Idalene F. Kesner	16 of 16	100%	12 of 12	100%	28 of 28	100%
Mitchell M. Merin	14 of 16	88%	12 of 12	100%	26 of 28	93%
Bertin F. Nadeau	8 of 8	100%	4 of 4	100%	12 of 12	100%
Ronald W. Osborne	15 of 16	94%	8 of 10	80%	23 of 26	88%
Hugh D. Segal	15 of 16	94%	12 of 12	100%	27 of 28	96%
Donald A. Stewart	15 of 15	100%	n/a	n/a	15 of 15	100%
James H. Sutcliffe	16 of 16	100%	15 of 15	100%	31 of 31	100%

Serving on other public company boards

None of the current directors serve together on the board of another public company. Barbara G. Stymiest, a director nominee, currently serves with David W. Kerr on the board of Research In Motion Limited.

Mr. Clappison, Chair of the Audit Committee, is a member of the audit committees of three other public companies. Mr. Clappison attended all audit committee meetings held in 2011. The board recognizes the time and diligence Mr. Clappison devotes to his duties and responsibilities, his extensive accounting and financial qualifications and related experience, and does not feel his other audit committee memberships negatively affect his commitments or contributions to Sun Life Financial.

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The auditor

The board, on the recommendation of the Audit Committee, proposed that Deloitte be nominated for appointment as auditor. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

	($millions)
For the year ended December 31	2011	2010[1]
Audit fees	17.5	22.1
Audit-related fees	1.6	2.3
Tax fees	0.1	0.4
All other fees	0.3	0.3
Total	19.5	25.1

[1] The 2010 amounts have been adjusted to include $0.6 million in fees related to fiscal 2010 audits. These fees could not be estimated at the time of reporting in 2010.

Audit fees relate to professional services rendered by the auditor for the audit of our annual consolidated financial statements, the statements for our segregated funds as well as services related to statutory and regulatory filings. Fees in 2010 included services provided in support of our transition to International Financial Reporting Standards.

Audit-related fees include assurance and services related to performing the audit or reviewing the annual consolidated financial statements that were not part of audit services. These include internal control reviews, consulting on financial accounting and reporting standards not arising as part of the audit, CFA Institute verifications and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor.

By-law amendments

In February 2012, the board amended section 2.3 of By-law No. 1 to eliminate the mandatory retirement age for directors. By-law No. 1 previously required directors to retire from our board at the annual meeting after they reached age 70, although in exceptional circumstances the non-management directors could extend the mandatory retirement age by up to two years. The board considered issues relating to board renewal and diversity and the need to balance those objectives with an appropriate degree of board continuity and experience. It decided, with the recommendation of the Governance and Conduct Review Committee, that a mandatory retirement age for directors is no longer in the best interests of Sun Life Financial. The retirement age would not have applied to any current director until the annual meeting to be held in 2014.

To encourage board renewal and diversity, the board has adopted new provisions on directors’ tenure in its charter. Directors will generally be expected to serve on the board for a maximum of 12 years and then retire.

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In appropriate circumstances, the independent directors can waive the retirement requirement in respect of a director if, on the advice of the Governance and Conduct Review Committee, they unanimously determine that it is in the company’s best interests to do so. Waivers may be granted for up to three years initially, and on an annual basis thereafter. The full text of the new directors’ tenure provisions can be found in the board charter in Schedule A, beginning on page 83.

The Insurance Companies Act (Canada) states that directors may be elected for terms of one, two or three years. The board continues to believe that one year terms and annual elections of all directors is a best practice in corporate governance, and therefore it has retained this aspect of the by-law.

The board approved additional amendments to By-law No. 1 to ensure it reflects other best practices in corporate governance. In section 2.4, the quorum for board meetings was increased from five directors to a majority, and a new section 2.5 was added to codify that the Chairman of the Board does not have a casting vote in the event of a tie. In section 4.2, the quorum for shareholders meetings was increased to two persons representing at least 25% of the shares entitled to vote at the meeting. Previously, By-law No. 1 did not specify a minimum percentage of shares to be represented at the meeting in order to constitute a quorum.

The full text of the Amended and Restated By-law No. 1 can be found in Schedule B, beginning on page 91.

The amendments to By-law No. 1 were effective as of the board’s approval, but will cease to be effective unless they are confirmed by a majority of the votes cast by shareholders at the meeting. Accordingly, the following resolution will be submitted to the shareholders.

“RESOLVED THAT the Amended and Restated By-law No. 1 of Sun Life Financial Inc., as set out in Schedule B to the Management Information Circular dated March 19, 2012 delivered in advance of the annual meeting of common shareholders on May 10, 2012, is hereby confirmed.”

The board recommends that shareholders vote for the resolution confirming the Amended and Restated By-law No. 1. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the resolution.

Advisory vote on executive compensation

An advisory vote on executive compensation was held for the first time at our annual meeting in 2010. The board decided to hold an advisory vote to respond to shareholders and shareholder advisory groups who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 19, 2012 delivered in advance of the annual meeting of common shareholders on May 10, 2012.”

MANAGEMENT INFORMATION CIRCULAR 2012

Corporate governance practices

Our board conducts a formal review of our governance processes and practices every year to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions and the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies.

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established a Code of Business Conduct that applies to every director, officer and employee, with no exception. Each officer and employee is trained and tested annually on compliance with the code. The Governance and Conduct Review Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. Any breaches of the code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance related activity with the committee annually. The code is reviewed annually and was last updated in 2010. A copy of the code is available on our website (www.sunlife.com) and on SEDAR (www.sedar.com).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship directly and through its five committees. The board and Governance and Conduct Review Committee review the board charter annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman works closely with the Chairman of the Governance and Conduct Review Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials before meetings with management, so that the meetings are productive and enhance the board’s effectiveness and independence. The Chairman is a regular attendee of board committee meetings.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement and dismissal of management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and

MANAGEMENT INFORMATION CIRCULAR 2012

generally holds the position for five years. Committee chairs, in consultation with the Chairman of the Board, can hire independent advisors.

The President and Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written position description for the CEO which specifies his overall responsibility for the leadership, strategic direction and business results of the company. He works closely with the Chairman of the Board, the board and the executive team to establish appropriate corporate goals, manage the resources necessary to meet them and execute the strategy to deliver strong business performance. The CEO is also responsible for maintaining perspective on our long-term standing in the international financial services community, which gives us important insight for growing our business in selected markets.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors we operate in, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board charter and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership guidelines (see page 32).

We have six key attributes we expect of our directors when they carry out their duties:

— integrity — accountability — independent and informed judgment — commitment	— —	knowledge of business issues and financial matters ability to communicate openly and work effectively with fellow directors and management

See Schedule A for the full position description of our directors, including our Chairman of the Board and committee chairs.

Board size

According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be between 12 and 14 directors in order to fulfill its responsibilities. It recognizes, however, that it may occasionally need a higher number of directors for orderly succession.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. The board has a policy requiring all members of the Audit, Governance and Conduct Review and Management Resources committees to be independent.

A director is independent if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

The Governance and Conduct Review Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 12 of the 13 are independent, and that all of the current members of the Audit Committee meet the additional requirements of independence set out in that policy. The roles of the Chairman and the CEO are separate. James H. Sutcliffe is Chairman of the Board and an independent director. Dean A. Connor is not independent because he is our CEO. You can find more information about the director nominees starting on page 7.

Jon A. Boscia is not an independent director because he served as our President until December 2010. Mr. Boscia is not standing for reelection at the meeting.

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Meeting in-camera

The board and board committees meet without management at the end of all meetings and, in some cases, at the beginning of meetings. These discussions generally form part of the committee chairs’ reports to the board. Mr. Boscia, a non-independent director, participates in the in-camera meetings of the board and the committees of which he is a member. The Chairman of the Board encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Skills and experience

The Governance and Conduct Review Committee ensures at all times that the board includes members with a broad range of experience and expertise so that the board is able to effectively carry out its mandate. The matrix below shows the experience and expertise that each director nominee, other than Dean A. Connor, our CEO, has indicated he or she brings to our board.

It also reviews the membership of each committee annually to ensure each committee consists of members with the experience and expertise required to fulfil the committee’s mandate.

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Orientation and continuing education

Our orientation program for new directors includes formal information sessions, site visits and a directors’ manual with information about the company, the board, its committees and board administration. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees. New directors also attend sessions on our corporate strategy, business operations and financial reporting, and visit operational sites to meet with corporate and operational management.

Mr. Booth and Mr. Boscia joined the board in May 2011. Mr. Booth received briefing material on corporate strategy, business, investment and capital plans and enterprise key risks in advance of attending the June offsite strategy meetings which included site visits to SLF US and MFS Investment Management. He also met with Mr. Clappison, Chair of the Audit Committee, in advance of attending his first Audit Committee meeting. Mr. Boscia was an executive of Sun Life Financial prior to his retirement and was familiar with the business operations and strategy. He received briefing material on board administration.

When a new or existing director joins a committee, he or she meets with the committee chair and with the key members of management who provide reports to the committee. In 2011, Mr. Ganong joined the Investment Oversight Committee and Mr. Segal joined the Management Resources Committee. Both directors attended orientation sessions on the duties of their respective committees. Ms. Hoeg became Chair of the Management Resources Committee in 2011 and met with Human Resources management and the Committee’s external advisors to prepare for this role. Mr. Kerr became Chair of the Governance and Conduct Review Committee and he met with the Chairman of the Board and the Chief Compliance Officer to prepare for this role.

We also hold regular educational seminars to give directors a deeper understanding of our business and business environment, and to encourage more in-depth discussion in specific areas. The directors’ manual is updated regularly so directors have an up-to-date reference guide.

Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Some directors attended or participated in sessions in 2011 that were organized by corporate governance organizations like the Institute of Corporate Directors, Deloitte’s Directors’ Seminars and the Canadian Audit Committee Network.

The table below lists the educational seminars we organized for our directors in 2011.

Date	Topic	Presenter	Director attendance
Feb 16	Commercial Mortgages	Thomas Pedulla, Senior Managing Director and Head of Global Property Investments.	Members of the Investment Oversight Committee
Feb 16	Executive Compensation	Louise McLaren, Senior Vice-President and Chief Human Resources Officer Jeffrey Kozan, Senior Vice-President, Total Rewards	All
Mar 24	Participating Business	Lesley B. Thomson, Vice-President and Appointed Actuary William R. Minucci, Senior Vice-President and General Counsel, SLF Canada	All
May 3	OSFI Standardized Stress Tests	Lesley B. Thomson, Vice-President and Appointed Actuary	All
May 4	Derivatives	Brett Pacific, Senior Managing Director, Derivatives & Quantitative Strategy	Members of the Investment Oversight Committee

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Date	Topic	Presenter	Director attendance
May 17	Indian Joint Ventures	Dikran Ohannessian, President, SLF Asia Sandeep Asthana, Vice-President and Country Head, India Jayant Dua, Managing Director, Birla Sun Life Insurance	All
Jun 15	Site visit to SLF U.S. Wellesley, MA	SLF U.S. management team	All
Jun 16	Site visit to MFS Investment Management Boston, MA	MFS management team	All
Aug 3	Sovereign Risk	Natasha Sharpe, Vice-President and Chief Credit Risk Officer Stephen C. Peacher, Executive Vice-President and Chief Investment Officer Keith Gubbay, Senior Vice-President and Chief Actuary	All
Aug 4	Sun Life Global Investments	Rick Headrick, President, Sun Life Global Investments (Canada) Inc.	Members of the Investment Oversight Committee
Sep 15	SLF Canada Career Sales Force	Kevin Strain, Senior Vice-President, Individual Insurance and Investments, SLF Canada Vicken Kazazian Senior Vice-President, Career Sales Force, SLF Canada	All
Nov 1	Actuarial Changes and Sensitivity Disclosure	Keith Gubbay, Senior Vice-President and Chief Actuary Neil Haynes, Senior Vice-President, Finance Lesley B. Thomson, Vice-President and Appointed Actuary	Members of the Audit Committee
Nov 1	Variable Annuity and Segregated Fund Guarantee Hedging Program	Kevin Morrissey, Vice-President, North American Asset Liability Management Keith Gubbay, Senior Vice-President and Chief Actuary	All
Dec 6	Actions to Reduce Market Sensitivity	Claude Accum, Executive Vice-President, Actuarial and Risk Management	All

Strategic planning process

The board sets the strategic direction for the company and approves the annual business plan. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold a strategy session with the board every year in June. In 2011, the board discussed each of the company’s major business groups, CEO succession and the company’s overall strategic direction. The board also undertook a major strategic review in November and December in conjunction with the CEO transition (see page 23). The board approved a strategy based on four growth pillars. A news release was issued and an investor call was held to communicate the strategy to our stakeholders.

Management updates the board on the execution of the corporate strategy, as well as any adjustments, at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Identifying the principal risks

The Risk Review Committee assists the board with oversight of the risk appetite framework to promote a balanced business and product model that achieves agreed upon risk-adjusted returns, and to allocate capital accordingly. Our enterprise risk appetite framework includes risk classes for market risk, credit risk, insurance risk and operational risk.

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The committee reviews regular risk management reports to ensure understanding of our exposure to identified key risks, sets parameters for our overall risk appetite and approves risk management policies, discusses management actions to improve risk adjusted returns, and reviews ongoing compliance with risk management policies.

Succession planning

The board established a CEO Succession Working Group in 2011 to recommend a successor to Donald A. Stewart. The working group was composed of the Chairman of the Board, the five committee chairs and the members of the Management Resources Committee. The working group engaged Caldwell Partners, an independent advisor, to assist. The working group developed a mandate for the next CEO which included key selection criteria for assessing potential candidates. Following a review of internal and external candidates and interviews by the full board with short listed candidates, the working group recommended to the board the appointment of Mr. Connor as successor to Mr. Stewart effective December 1, 2011.

The Management Resources Committee is responsible for succession planning for senior management, the performance assessment of the CEO, and overseeing the CEO’s assessments of the other senior officers. The committee conducts in-depth reviews of succession options relating to senior management positions and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

The non-management directors participate in the assessment of the CEO’s performance every year. The board approves all appointments of executive officers.

Assessing the board

The board, board committees and non-management directors go through an assessment process every year. Directors, including the CEO, complete a written questionnaire about the effectiveness of the board. The Chairman of the Board receives all the responses and each director receives a summary of the results. The board discusses the overall results and adopts recommendations that will improve its effectiveness and/or processes.

The board committees assess their own performance and present the results to the board along with suggestions for improvement. Members of each board committee also assess the performance of their committee chair.

Individual directors, including the Chairman of the Board, participate in a peer evaluation process that alternates between a written assessment and an interview with the Chairman of the Board. Each director receives a summary of his or her peer evaluation and the committee chairs receive a separate evaluation relating to their performance as committee chairs. The Chairman of the Board reviews the results with each director, while the Chairman of the Governance and Conduct Review Committee follows a similar process for assessing the performance of the Chairman of the Board. This process has been enhanced over the years with the support of Meridian Consulting Services, an independent advisor.

Tenure and board renewal

Every year the Governance and Conduct Review Committee recommends a list of people for nomination to the board for a one-year term.

The board amended its charter in February 2012 to include new provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement

MANAGEMENT INFORMATION CIRCULAR 2012

requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so.

In conjunction with the new provisions on directors’ tenure in the board charter, in February 2012 the board passed a by-law amendment to remove the mandatory retirement age for directors. Shareholders will be asked to confirm the Amended and Restated By-law No. 1 at the meeting.

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

—	he or she has not attended at least 75% of the regularly scheduled board meetings and committee meetings for two consecutive years

—	his or her principal employment or other business or professional circumstances have changed materially

—	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Chairman succession

Ronald W. Osborne stepped down as Chairman of the Board effective November 30, 2011 and will retire as a director at the meeting. Mr. Osborne served in various capacities since joining the board in 1989. He became Chairman in 2005.

James H. Sutcliffe was appointed Chairman of the Board effective December 1, 2011. He is also Chairman of the Risk Review Committee. Mr. Sutcliffe joined the board in 2009 following a distinguished career in international financial services.

Recruiting new directors

The Governance and Conduct Review Committee regularly considers potential candidates who have the skills and experience the committee believes will complement the current board. In 2011 a new director candidate, Ms. Stymiest, was identified and is standing for election at the meeting.

When the board identifies a need or an upcoming vacancy, the Governance and Conduct Review Committee identifies suitable candidates and the Chairman of the Board, the CEO and the Chairman of the Governance and Conduct Review Committee interview the prospective candidates and make recommendations to the Governance and Conduct Review Committee. The committee conducts reference checks on the candidates before recommending the appointment or nomination of a new director to the board.

Internal control and management information systems

The Audit Committee reviews, approves and monitors the effectiveness of our internal control and management information systems, and meets quarterly with the Chief Auditor for an update on internal control. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, management’s discussion and analysis (MD&A), earnings news releases, the annual information form and the management information circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders, and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance and Conduct Review Committee reviews our policies on public disclosure, confidential information and securities trading, and recommends any changes to the board for approval.

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The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	Annually
Board committee charters	Annually
Director Independence Policy	Regularly, at least every three years
Position description for the Chief Executive Officer	Annually
Code of Business Conduct	Annually, in-depth review at least every three years

Contacting the board

Shareholders and other interested parties can contact the directors directly to give feedback. Email boarddirectors@sunlife.com or send a note to:

Board of Directors

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Shareholder proposals

In 2011, we received a proposal from Mr. William R. Davis, Toronto, Ontario, requesting that we provide shareholders with an option to abstain when voting on shareholder proposals. We agreed to implement this proposal beginning with our 2012 annual meeting, and the proposal was withdrawn.

Shareholder proposals for the 2013 annual meeting of common shareholders must be sent to us in writing. We must receive your shareholder proposal by 5:00 p.m. (Toronto time) on December 19, 2012, to consider including it in our management information circular for our 2013 annual meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail it to:	150 King Street West
6th Floor
Toronto, Ontario
Canada M5H 1J9

Board committees

The board has five standing committees:

—	Audit Committee
—	Governance and Conduct Review Committee
—	Investment Oversight Committee
—	Management Resources Committee
—	Risk Review Committee.

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The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated as necessary. The Audit, Governance and Conduct Review and Management Resources committees are comprised entirely of independent directors as defined in our Director Independence Policy, while the Investment Oversight and Risk Review committees have a majority of independent directors.

The committees generally meet prior to board meetings that will be reviewing and approving the annual financial and operating plan and our annual and quarterly financial results. Special meetings are convened as necessary.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

Audit Committee

The primary role of the Audit Committee is to oversee:

—	the integrity of our financial statements
—	our compliance with financial regulatory requirements
—	the adequacy and effectiveness of our internal controls and the qualifications, independence and performance of Deloitte, our external auditor.

Independence and financial literacy

Every member of the committee meets the additional independence standards for Audit Committee members in our Director Independence Policy.

In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.

Mr. Clappison, Chair of the Audit Committee, is an “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC) in the U.S. and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.

The Audit Committee met eight times in 2011. It began each regular meeting in-camera before reviewing reports submitted by management and Deloitte. The committee also held regular private meetings with Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Appointed Actuary.

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Financial reporting

Management is responsible for preparing the company’s consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.

2011 activities

—

reviewed our principal accounting practices and policies, including those relating to the conversion to International Financial Reporting Standards (IFRS), and management’s accounting estimates and judgments with management and Deloitte

—	received an educational briefing on actuarial changes and sensitivity disclosure
—	discussed with the CFO the certification of financial disclosure and controls we are required to file with securities regulators
—

reviewed the following documents prepared using IFRS with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, management’s discussion and analysis, and earnings news releases on our annual and quarterly results

—	reviewed planning for IFRS Phase II.

External auditor

—	reviewed and accepted the independence of the external auditor
—	reviewed and approved the overall scope of the annual audit plan and necessary resources
—	reviewed and approved all services and fees relating to the external auditor
—	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

Internal control

—	reviewed and was satisfied with the independence of the internal audit function
—	reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
—	received quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment
—

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.

Office of the Superintendent of Financial Institutions (OSFI)

—	met with representatives of OSFI to review their annual examination report and the status of items they indicated should be reviewed with management on a regular basis.

You can find more information about the Audit Committee in our 2011 annual information form, which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).

The members of the Audit Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2011.

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Governance and Conduct Review Committee

The Governance and Conduct Review Committee assists the board by:

—	developing effective corporate governance guidelines and processes
—	reviewing policies and processes to maintain ethical behaviour
—	reviewing reports related to compliance with legal and regulatory requirements
—	assessing the effectiveness of the board and board committees, including the contribution of individual directors and the Chairman of the Board
—	recommending the director nominees.

The committee met five times in 2011. It reviewed reports by management at each meeting before meeting privately with the Chief Compliance Officer and then meeting in-camera.

2011 activities

—	reviewed corporate governance developments and assessed current corporate governance practices against the guidelines of the Canadian Coalition for Good Governance
—	reviewed subsidiary board governance activities and processes
—	reviewed the materials for this year’s annual meeting and the annual information form.

Board governance, renewal and assessment

—	reviewed the board and committee charters and recommended updates to the board
—	carried out its annual assessment of the board, board committees, individual directors, the Chairman of the Board and committee chairs
—	worked with the outgoing and incoming Chairmen to ensure an orderly transition process
—	reviewed board committee composition
—	reviewed director compensation and share ownership guidelines for directors to ensure they were appropriate, and made recommendations to the board
—	identified prospective director candidates who complement the current composition of the board and recommended the nomination of a new director to the board.

Compliance

—	reviewed management’s responses to OSFI recommendations
—

reviewed the policies and programs to monitor compliance with legal and regulatory requirements, including those related to market conduct practices, anti-money laundering and suppression of terrorist financing

—	reviewed compliance with related party rules
—	reviewed regular reports on breaches and received an annual update on compliance with the Code of Business Conduct.

The members of the Governance and Conduct Review Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2011.

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Investment Oversight Committee

The Investment Oversight Committee is responsible for assisting the board with the oversight of investment policies, practices, procedures and controls related to the general fund investment portfolio, and the approval and monitoring of the annual investment plan. It coordinates the review of investment related risks with the Risk Review Committee.

The committee met five times in 2011. The committee reviewed reports by management at each meeting before meeting privately with the Chief Investment Officer and then in-camera.

2011 activities

—	received regular briefings and held regular discussions on current capital market conditions and the future outlook
—	discussed investment strategy and established performance metrics for the Investment function in conjunction with the Chief Investment Officer
—	reviewed detailed quarterly presentations on the performance of our general fund investment portfolio of securities, mortgages and real estate assets
—

undertook in-depth reviews of investments in specific asset classes, including the commercial and residential mortgage-backed securities portfolio, how investment strategy links to product segments, asset liability dynamics and the impact of interest rate movements on investment strategy

—	received educational briefings on commercial mortgages, derivatives and Sun Life Global Investments
—

reviewed our investments in sovereign debt, companies in countries experiencing sovereign debt issues and companies and industries that were experiencing financial difficulties and discussed related credit losses in detail

—	reviewed management’s responses to OSFI recommendations related to the Investment function
—	reviewed and approved the annual investment plan and investment policies.

The members of the Investment Oversight Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2011.

Management Resources Committee

The Management Resources Committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

MANAGEMENT INFORMATION CIRCULAR 2012

The committee met five times in 2011. It met in-camera at the beginning of each meeting and again after it reviewed reports from management and its independent advisors.

2011 activities

—	participated in the CEO Succession Working Group established by the board to review succession options for Donald A. Stewart
—	conducted an in-depth review of succession options for senior management positions
—	reviewed Human Resources strategy and talent development
—	carried out the performance assessments of the outgoing and incoming CEOs and recommended their compensation based on our corporate performance and leadership in 2011
—	considered the implications of enterprise key risks on compensation programs
—	reviewed the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
—	conducted a review of the organization’s compensation programs and practices versus various regulatory and governance best practice guidelines
—	reviewed and approved compensation and reporting line changes for certain employees in OSFI-identified Control Functions
—

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements and determined appropriate performance measures and targets for the incentive compensation plans

—

reviewed the performance assessments and compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and Control Function leaders and made recommendations to the board

—	reviewed best practices among leading organizations and reviewed and approved executive compensation disclosure
—	reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control
—	oversaw the governance of employee pension plans.

The members of the Management Resources Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2011.

Risk Review Committee

The Risk Review Committee assists the board with its oversight of the management of the enterprise risk appetite framework in order to promote a balanced business and product model that will achieve agreed upon risk-adjusted returns and allocate capital accordingly. It reviews regular reports to ensure understanding of our exposure to key risks, sets parameters for our overall risk appetite and approves risk management policies, discusses management actions to improve risk adjusted returns, and reviews ongoing compliance with risk management policies.

MANAGEMENT INFORMATION CIRCULAR 2012

The committee met six times in 2011. It reviewed reports by management at each meeting before meeting privately with the Executive Vice-President, Actuarial and Risk Management and the Chief Risk Officer and then in-camera. The committee also met privately with the Chief Actuary when appropriate.

2011 activities

—	continued to enhance our forward looking risk management structure and considered the mandate of the committee and its duties in that context.

Risk understanding

—	reviewed the key risks facing our business activities in terms of gross risks, controls being applied to mitigate risks and the residual risks faced
—	reviewed in-depth reports on identified key risks
—	reviewed the results of Dynamic Capital Adequacy testing and provided input on the scenarios tested
—	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends.

Risk policies

—	reviewed the risk appetite statement including target levels of return on equity and capital by business group
—	reviewed and approved policies for the management and control of risk.

Management actions for improving risk-adjusted returns

—	reviewed key risk-related issues incorporated into the annual financial and operating plan
—	monitored product performance
—	reviewed reports on management’s actions related to the target levels of return on equity and allocation of capital.

Risk monitoring and compliance

—

reviewed risk monitoring programs and reports on risk monitoring activities including those related to risk tolerance limits, segregated fund hedging, liquidity stress testing and credit risk monitoring

—	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties
—	met with representatives of OSFI to review their annual examination report and the status of items they identified for review with management on a regular basis.

Capital

—	reviewed our capital position and financial strength with the Treasurer and other members of management, and made recommendations about allocation of capital, dividends and refinancings.

The members of the Risk Review Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2011.

MANAGEMENT INFORMATION CIRCULAR 2012

Director compensation

Compensation discussion and analysis

Our philosophy and approach

We have two primary compensation objectives:

—	to align directors’ interests with the interests of our shareholders
—	to fairly and competitively compensate directors in order to attract well qualified board members.

We set our target pay for directors at the median (or middle) of total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers, and benchmark the total compensation paid and trends in director compensation to a broad survey of 100 large Canadian public companies.

We review publicly available compensation information from companies in the Canadian financial services sector peer group before setting annual competitive compensation amounts for the Chairman of the Board, the committee chairs and other directors (other than the CEO).

Our Canadian peer group is made up of five major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experiences as we seek.

• BMO Financial Group • CIBC • Great West Life • Manulife Financial	• RBC • Scotiabank • TD Bank Financial Group

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Directors (other than Mr. Connor) must own at least five times their annual retainer, or $550,000, in common shares and/or DSUs within five years of being elected to the board, or within five years of the day we amended our director share ownership policy (December 6, 2007), whichever is later. If the value of common shares changes significantly and a director no longer meets the share ownership guideline, the board will give consideration to allowing the director a period of time to bring the value of his or her holdings back to the guideline level. Directors may not engage in equity monetization transactions or hedges involving securities of Sun Life Financial (see page 46).

As CEO, Mr. Connor has separate share ownership guidelines which are described on page 46.

Evaluation and approval process

The Governance and Conduct Review Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our Canadian financial services sector peer group and large public companies, and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers and meeting fees for serving on our board. They are also reimbursed for reasonable travel expenses they incur to attend our board and committee meetings. Board committee chairs receive an additional retainer because of their increased responsibilities. Members of the CEO Succession Working Group were paid meeting fees for the two meetings of that group in 2011.

MANAGEMENT INFORMATION CIRCULAR 2012

The Chairman of the Board receives a separate annual retainer that includes a portion in deferred share units (DSUs). He is also reimbursed for reasonable travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive any meeting fees.

Mr. Connor does not receive any director compensation because he is an employee.

The chart below shows the amounts paid to directors in 2011 for their services on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies.

Board retainer	$110,000
Chairman of the Board	$345,000
Committee chair retainers
• Audit	$30,000
• Governance and Conduct Review	$20,000
• Investment Oversight	$20,000
• Management Resources	$30,000
• Risk Review	$30,000
Committee member retainers (other than the chair)
• Audit	$10,000
• Governance and Conduct Review	$5,000
• Investment Oversight	$5,000
• Management Resources	$7,500
• Risk Review	$7,500
Board and committee meeting fees	$1,500
Travel fees	$750
$1,500

We pay travel fees of $750 when a director travels within the province or from a neighbouring province the night before, for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

Directors receive 50% of their annual retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.

No changes were made to director compensation as of January 1, 2012 other than directors who are not members of the Risk Review Committee but who choose to attend its meetings are no longer paid a meeting fee.

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. Under the plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer, or $13,750, on the last day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Stock option plan

Options were granted to directors in 2002 under the Directors’ Stock Option Plan. Under this plan, 2,000 options were granted to independent directors on the day after they were elected to the board at the annual meeting. All of these options have vested and can be exercised until June 27, 2012, the tenth anniversary of the grant date. The exercise price is the closing price of our common shares on the Toronto Stock Exchange (TSX) on the trading day immediately before the grant date.

We have not granted any options to non-management directors since 2002.

MANAGEMENT INFORMATION CIRCULAR 2012

Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of February 29, 2012 and March 2, 2011, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual retainer paid in DSUs).

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compen- sation (%)
William D. Anderson	2012	8,850	3,577	12,427	270,287	279,713	-
	2011	5,000	1,205	6,205	196,388	353,612	-
	Change	3,850	2,372	6,222	73,899
Richard H. Booth	2012	2,000	3,364	5,364	116,667	433,333	-
	2011	1,000	0	1,000	31,650	518,350	50
	Change	1,000	3,364	4,364	85,017
Jon A. Boscia	2012	9,000	1,566	10,566	229,811	320,189	-
	2011	9,000	112,460	121,460	3,844,209	✓	-
	Change	0	(110,894)	(110,894)	(3,614,398)
John H. Clappison	2012	1,000	22,504	23,504	511,212	38,788	50
	2011	1,000	16,207	17,207	544,602	5,398	50
	Change	0	6,297	6,297	(33,390)
David A. Ganong	2012	7,567	21,668	29,235	635,861	✓	-
	2011	7,567	17,794	25,361	802,676	✓	10
	Change	0	3,874	3,874	(166,815)
Martin J. G. Glynn	2012	4,017	2,432	6,449	140,266	409,734	50
	2011	2,500	124	2,624	83,050	466,950	50
	Change	1,517	2,308	3,825	57,216
Krystyna T. Hoeg	2012	3,405	28,851	32,256	701,568	✓	-
	2011	3,405	25,043	28,448	900,379	✓	-
	Change	0	3,808	3,808	(198,811)
David W. Kerr	2012	8,000	23,659	31,659	688,583	✓	50
	2011	8,000	17,494	25,494	806,885	✓	50
	Change	0	6,165	6,165	(118,302)
Idalene F. Kesner	2012	15,291	14,214	29,505	641,734	✓	-
	2011	15,291	11,237	26,528	839,611	✓	-
	Change	0	2,977	2,977	(197,877)
Mitchell M. Merin	2012	17,256	19,397	36,653	797,203	✓	100
	2011	15,176	13,306	28,482	901,455	✓	100
	Change	2,080	6,091	8,171	(104,252)
Ronald W. Osborne	2012	24,603	38,336	62,939	1,368,923	✓	-
	2011	23,179	29,587	52,766	1,670,044	✓	42
	Change	1,424	8,749	10,173	(301,121)

MANAGEMENT INFORMATION CIRCULAR 2012

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compen- sation (%)
Hugh D. Segal	2012	6,582	6,244	12,826	278,966	271,034	-
	2011	6,582	3,720	10,302	326,058	223,942	-
	Change	0	2,524	2,524	(47,092)
James H. Sutcliffe	2012	8,000	20,422	28,422	618,179	✓	100
	2011	8,000	10,496	18,496	585,398	✓	100
	Change	0	9,926	9,926	32,781

The closing value of our common shares on the TSX was $21.75 on February 29, 2012 and $31.65 on March 2, 2011.

Compensation details

Director compensation table

We paid a total of $2,564,270 to the directors of Sun Life Financial and Sun Life Assurance in 2011, compared to $2,250,696 in 2010.

Mr. Sutcliffe was a director of Sun Life Assurance Company of Canada (U.K.) Limited and SLFC Assurance (UK) Limited until December 2011. In addition to the amounts shown in the table below, he received total fees of £70,000 for serving on those boards in 2011. No other non-management directors served on the boards of any subsidiaries in 2011.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
William D. Anderson	121,250	55,000	-	-	-	-	176,250
Richard H. Booth	38,594	72,724	-	-	-	-	111,318
Jon A. Boscia	70,387	34,130	-	-	-	-	104,517
John H. Clappison	73,250	128,250	-	-	-	-	201,500
David A. Ganong	111,501	67,389	-	-	-	-	178,890
Martin J. G. Glynn	68,750	123,750	-	-	-	-	192,500
Krystyna T. Hoeg	131,957	55,000	-	-	-	-	186,957
David W. Kerr	68,161	123,161	-	-	-	-	191,322
Idalene F. Kesner	132,000	55,000	-	-	-	-	187,000
Mitchell M. Merin	-	198,250	-	-	-	-	198,250
Bertin F. Nadeau	57,498	20,832	-	-	-	5,000	83,330
Ronald W. Osborne	157,462	169,024	-	-	-	-	326,486
Hugh D. Segal	124,298	55,000	-	-	-	-	179,298
James H. Sutcliffe	-	220,757	-	-	-	25,895	246,652
TOTAL							2,564,270

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The amount in the All other compensation column for Mr. Nadeau represents a charitable donation that was made when he retired. The amount shown for Mr. Sutcliffe represents the cost to the company of spousal travel and Toronto accommodations in lieu of reimbursement for hotel expenses. In light of Mr. Sutcliffe’s overseas residence and the frequency with which he must travel to Toronto to perform his duties as Chairman, the board determined that it was appropriate for the company to pay these expenses. No deduction has been made for notional hotel expenses that otherwise would have been reimbursed to Mr. Sutcliffe following his trips to Toronto.

Directors’ stock option awards

The table below summarizes the outstanding option awards as at December 31, 2011 for directors, other than Mr. Connor, who were previously granted options. All awards vested by 2004.

The value of the unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of our common shares on December 31, 2011, which was $18.90 on the TSX or US$18.52 on the NYSE, multiplied by the number of outstanding options.

		Option awards
Director	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
David A. Ganong	2002	2,000	33.20	Jun 27, 2012	-
Krystyna T. Hoeg	2002	2,000	33.20	Jun 27, 2012	-
Idalene F. Kesner	2002	2,000	US 21.83	Jun 27, 2012	-
Ronald W. Osborne	2002	2,000	33.20	Jun 27, 2012	-

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Executive compensation

This section discusses our approach to compensation, how we make decisions, the different components of our compensation program, what we paid our named executive officers in 2011 and why.

We are reporting six named executive officers for 2011:

—	Dean A. Connor, President and Chief Executive Officer (CEO) effective December 1, 2011
—	Donald A. Stewart, Chief Executive Officer (CEO) until November 30, 2011
—	Colm J. Freyne, Executive Vice-President and Chief Financial Officer (CFO)
—	Westley V. Thompson, President, SLF U.S.
—	Stephen C. Peacher, Executive Vice-President and Chief Investment Officer
—	Kevin P. Dougherty, President SLF Canada, and President Sun Life Global Investments (SLGI)

Management prepared the compensation discussion and analysis and compensation details outlined below on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board of directors. All figures are in Canadian dollars unless stated otherwise.

Letter to shareholders	38

Compensation decisions for 2011 and 2012	41

Comparing shareholder value to executive compensation	43

Compensation discussion and analysis (CD&A)
— Our philosophy and approach	45
— Aligning with regulatory and governance principles	46
— Our decision-making process	48
— Our compensation program	53

Compensation details
— Summary compensation table	64
— Incentive plan awards	66
— Pension benefits	75
— Termination and change of control benefits	76
— Aggregate compensation for Material Risk Executives	80
— Securities authorized for issue under equity compensation plans	81

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Letter to shareholders

In 2011, we announced the completion of a major strategic review of our businesses and repositioned the company to accelerate growth, improve return on equity and reduce volatility by concentrating on four key pillars:

—	Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits,
—	Becoming a leader in group insurance and voluntary benefits in the U.S.,
—	Supporting continued growth in MFS Investment Management and broadening our other asset management businesses around the world, and
—	Strengthening our competitive position in Asia.

We believe our current compensation programs are structured to support the achievement of these strategic objectives. The performance targets used in our annual incentive plan (AIP) reflect financial and non-financial objectives that are aligned to the annual business plan approved by the board based on this new strategy. Our long-term success on these strategic pillars will be reflected in both our absolute and relative share price performance, which are the key measures used in our long-term incentives and represent a significant portion of pay for our most senior leaders. In addition to incentives, providing competitive salaries and other pension and benefit programs ensures we attract and retain the talent needed to execute on our new strategy.

We continue to have a strong emphasis on risk management as this is an essential part of our strategy and contributes to our long-term success. We continually monitor and enhance our risk management practices and processes, including those relating to compensation risk, to help reinforce our standard of integrity and ensure we maintain a strong link between pay and performance.

This letter provides a brief overview of corporate performance in 2011, governance activities over the past year, and compensation highlights. We provide details of key executive pay decisions for 2011 and changes to our compensation program in 2012 in the section after this letter.

Our performance in 2011

Overall financial results for 2011 were below expectation and reflect the challenging global market conditions. Record low interest rates and volatile equity markets provided a significant challenge for our entire industry. Despite these conditions, we made excellent progress in a number of areas central to our strategy. In Canada, we achieved record individual insurance and pension rollover sales and Group Benefits achieved the number one position in market share. Earnings were strong in Asia which included record insurance sales in the Philippines and China. We acquired a 49% interest in Grepalife Financial in the Philippines. MFS Investment Management won the prestigious 2011 Lipper Fund Award for Best Overall Large Company, completed the transfer of our Canadian asset management firm McLean Budden Limited and ended the year with over US $250 billion in assets under management. We also continue to maintain our strong capital position.

Compensation during this difficult period has proven to be closely aligned with performance as the challenging results had a significant impact on pay for named executive officers and the broader employee population, including:

—	Business results assessment under the AIP for the total company that was 41% below target,
—	Payouts under performance share units granted in 2009 (reflecting the performance period from 2009 to 2011, payable in early 2012) that were 81% below the original grant value,
—	Outstanding deferred compensation (share units and options) declined in value by 48% during 2011, and
—	No outstanding options were in-the-money at the end of 2011.

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Governance and risk management

Governance and risk management activities are carried out throughout the year as part of the oversight duties of the board and board committees and the day-to-day responsibilities of management. We integrate risk management principles into our decision-making processes across the organization, and we regularly review our executive compensation program to ensure the various components are aligned with governance, risk management and regulatory principles.

We believe our compensation, governance and risk management activities continue to be aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and the Canadian Coalition for Good Governance (CCGG) Executive Compensation Principles. We also reviewed our disclosure against the guidance issued by the Basel Committee on Banking Supervision (Pillar 3 Disclosure Requirements for Remuneration) and believe we meet all requirements.

We meet with governance and shareholder groups on a regular basis to receive feedback on our programs and practices and foster a deeper understanding of our approach to compensation. This shareholder engagement helps ensure that our decisions and actions continue to align with shareholder expectations.

Compensation highlights

After assessing our 2011 performance and considering the recommendations of the committee, the board approved the following compensation decisions:

—	No base salary increases for our named executive officers.
—

Total company performance factor calculated at 59% of target for the AIP reflecting net income results that generated no payout, somewhat balanced by profitable sales and management actions on Key Business Performance Indicators (KBPIs). The board did not use discretion under the AIP to increase or decrease payouts to the named executive officers because it and the committee felt this factor was a fair reflection of our results for the year.

—	Payout under the 2009 Performance Share Unit (PSU) plan based on a performance factor of 15% of target.

This reflects performance against two equally weighted, pre-established performance measures over the three-year period from 2009 through 2011:

—	relative total shareholder return (TSR), which was below threshold, and
—	annual return on equity (ROE) over three years, which was below threshold in 2009 and 2011 and below target in 2010.

The payout, which reflects our performance, change in share price and accrued dividends, was 19% of the initial grant value, demonstrating the strong alignment between equity (deferred) compensation and corporate performance.

—	2012 target annual incentive levels based on competitive practice and the 2012 business plan.
—	2012 medium and long-term incentive awards that primarily reflect competitive practice. The ultimate value of these awards will reflect our performance over the next three to ten years.

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Conclusion

The board and committee believe these decisions and actions meet our needs because they respond effectively to the competitiveness of the market and maintain a strong link between pay and long-term shareholder value. We believe our incentive compensation is appropriate and does not encourage excessive risk-taking. Our compensation decision-making processes and enhanced risk management practices, combined with the board’s diligent review and oversight of management, reinforce these principles and mitigate compensation risk.

We continue to seek feedback from shareholders on all aspects of our executive compensation program and strive to provide clear information that helps you understand our approach to compensation and how we align pay to performance.

We strive to understand executive compensation issues that our shareholders believe are important and we firmly believe that an open and ongoing dialogue is key to this process. We invite you to contact us at boarddirectors@sunlife.com on matters relating to executive compensation and encourage you to take advantage of your ‘say on pay’ again in 2012.

Sincerely,

Krystyna T. Hoeg, CA	James H. Sutcliffe, FIA
Chair, Management Resources Committee	Chairman of the Board

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Compensation decisions for 2011 and 2012

2011 compensation decisions and approvals

We evaluate business performance and the competitiveness of our compensation programs regularly and receive input from the committee’s independent consultant and management as part of the process. This research and analysis provides important context for the board’s compensation decisions, including approval of any changes to our compensation programs.

The table below is a summary of the compensation decisions and the resulting pay levels of our named executive officers. We describe the plans, payouts and new grants in more detail starting on page 66.

	Annualized salary		Annual incentives				Mid-term incentives			Long-term incentives

			2011 actual incentive		Target incentive (% of salary)		2009 PSU payout (vested and paid in early 2012)		2012 Sun Share grant $	Value of options exercised in 2011 $	Value of options granted in 2012 $

Named executive officer	2011 $	2012 $	$	% of target	2011	2012	$	% of grant value

Dean A. Connor	950,000	950,000	500,000	67%	100%	125%	138,607	19%	2,375,010	-	2,375,001

Colm J. Freyne	515,000	515,000	232,359	65%	70%	70%	109,956	73%	500,018	-	500,002
									300,006

Westley V. Thompson	US 635,000	US 635,000	US 465,121	74%	100%	100%	US 264,570	19%	US 1,100,006	US 2,114,653	US 1,100,005
									US 300,013

Stephen C. Peacher	US 515,000	US 515,000	US 1,105,389	108%	200%	200%	-	-	US 750,012	-	US 750,002
									US 200,009

Kevin P. Dougherty	585,000	585,000	301,897	65%	80%	80%	133,826	19%	725,007	48,962	725,001
									250,009

Donald A. Stewart	1,100,000	-	-	-	-	-	-	-	-	841,075	-

The amount shown for Mr. Freyne’s 2009 PSU payout represents proceeds from both PSUs and Restricted Share Units (RSUs). All named executive officers, except Mr. Stewart, received an annual Sun Share grant for 2012 which vests in 2015 based on relative TSR performance. Mr. Freyne, Mr. Thompson, Mr. Peacher and Mr. Dougherty also received a special Sun Share grant in recognition of the low value of outstanding long-term incentive awards and to support continued engagement on the new strategy. These special Sun Share grants are shown in the table below the regular awards and do not have a relative TSR performance modifier.

The board assessed the performance of each named executive officer against his individual objectives for 2011. We had many key accomplishments in 2011 despite the challenging environment we faced. A summary of performance for each named executive officer that formed the basis for board decisions on salary adjustments, individual multipliers under the AIP and long-term incentive grants are outlined starting on page 73.

CEO Transition

Donald A. Stewart

On November 30, 2011, Donald A. Stewart retired as Chief Executive Officer of the company. Mr Stewart is eligible for retirement arrangements in accordance with the normal terms of the company’s incentive plans, and pension and benefit programs.

Mr. Stewart ceased to earn salary after November 30, 2011. He received a payment for earned but unused vacation in accordance with the normal terms of the company’s vacation plans, and was eligible for a pro-rata

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AIP award for the 11 months of the year he served as CEO. Mr. Stewart recommended to the board that he forego an AIP payment for 2011 in light of financial results that were below expectations. The board accepted Mr. Stewart’s recommendation also considering its decision to fully vest ISUs on his retirement (described below) which continue to be aligned with our share price performance until payout in 2013 and 2014.

In accordance with the terms of the executive stock option plan, Mr. Stewart will have up to 36 months following his retirement date to exercise any vested options and options that vest during that period. Any options which have not been exercised by the end of the option term or 36-month period, whichever is earlier, will expire and be cancelled. The board exercised its discretion to accelerate the vesting of the Incentive Share Units (ISUs) granted to Mr. Stewart in 2010 and 2011. It assessed Mr. Stewart’s performance against the objectives specified in the 2010 and 2011 ISU awards which included strategy development, greater involvement of key Executive Team members in executing business plans, optimizing the allocation of capital by business groups considering growth, risk profitability and efficiency, and continuous improvement in operations. Based on the assessment of Mr. Stewart’s performance, the board approved full vesting of his outstanding ISUs upon his retirement. The ISUs will not be paid until their regular payment dates in 2013 and 2014 based on the share price at the time of payment. This design feature ensures continued alignment to the company’s performance following retirement. Mr. Stewart’s pension benefits commenced in December, 2011. Details on his pension can be found starting on page 75.

Dean A. Connor

Dean A. Connor was appointed CEO effective December 1, 2011. Mr. Connor’s annualized salary for the CEO transition period from July 1, 2011 to November 30, 2011 was $800,000. Commencing December 1, 2011, Mr. Connor’s salary was increased to $950,000 when he assumed CEO responsibilities. In August, 2011 Mr. Connor was granted $700,000 in options and $700,007 in Deferred Share Units (DSUs) in recognition of his additional responsibilities during the CEO transition period and appointment to CEO. The DSUs vest after three years based on relative TSR performance as measured in the 2011 Sun Share plan.

Mr. Connor’s target AIP award remained at 100% of salary for 2011. For 2012, the board approved a target AIP award equal to 125% of salary consistent with market practice.

Changes in 2012

The committee reviewed our compensation programs relative to competitive practice and approved the following changes for 2012. The changes to our plans and practices that we describe in this section are for 2012 awards.

Annual incentive plan

We reviewed the performance measures for the AIP and decided to continue using three equally weighted performance measures in 2012:

—	Operating Earnings per Share (EPS) on a constant currency basis (operating income is used for business group performance assessments)
—	Value of New Business (VNB)
—	KBPIs, which reflect a balance of financial and non-financial measures.

We set our annual EPS target used in the AIP based on Operating Earnings. Starting in 2012, we will supplement our evaluation and disclosure of our financial results by removing the direct impact of changes in interest rates and equity markets. This additional “core earnings” measure of performance will allow shareholders to better understand our underlying income by removing factors that are outside the immediate control of management in the short run. The committee will review the nature and impact of these adjustments and consider modifying the final AIP assessment if the core earnings are reflective of

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management performance and should impact compensation. In making its final assessment, the committee and board will also be guided by whether the results were achieved within the approved risk profile and appetite levels.

Medium-term incentive program

There were no changes to the medium-term incentive plan for 2012. We conducted an extensive review of our incentive plans in late 2010 and believe the changes made for grants in early 2011 continue to be valid and aligned with our business strategy, competitive market practices and input from regulators and other stakeholders. Details on the Sun Share plan introduced in 2011 are disclosed on page 56.

New clawback provision for Executive Team members

The board adopted a new clawback provision in addition to the current policy that gives it discretion to recoup incentive compensation from Executive Team members if a material restatement of financial results occurs, other than due to a change in accounting policy. This new provision is consistent with emerging competitive practice and regulatory principles. You can find more information on page 46.

New post-retirement ownership requirement for Executive Team members

The board approved a post-retirement ownership requirement for Executive Team members. The CEO may not take any action that would result in him holding less than 100% of his ownership guideline during the first year of retirement or less than 50% of his ownership guideline during the second year of his retirement. Other Executive Team members may not take any action that would result in them holding less than 100% of their ownership guideline during the first year of their retirement. This enhancement to our share ownership guidelines is aligned with competitive practice and shareholder interests.

Comparing shareholder value to executive compensation

The graph below compares our total shareholder return over the five years ending December 31, 2011 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on December 31, 2006 and dividends were reinvested on the ex-dividend date.

The graph also shows the relationship between shareholder value and total compensation for the named executive officers (limited to the CEO, CFO and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO Total Compensation Index shows the change in total compensation indexed at 100 to provide a clearer picture of the trend over the same period.

For purposes of comparing compensation to performance, we define total compensation as:

—	paid salaries
—	annual incentives for the year they were earned
—	the value of outstanding mid and long-term incentive awards at year-end
—	the value received during the year from settling awards or exercising options
—	the compensatory pension expense related to the fiscal year of service.

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Year ending December 31	2006	2007	2008	2009	2010	2011
Sun Life Financial	100	116	62	69	72	49
S&P/TSX Composite Index	100	110	74	100	117	107
S&P/TSX Financial Services (FS) Index	100	123	69	90	111	122
NEO Total Compensation Index	100	109	33	47	69	37
Total compensation of named executive officers (millions)	$70.0	$76.6	$23.4	$32.6	$48.2	$26.1

The NEO Total Compensation Index closely aligns with total shareholder return and industry indices over the past five years.

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Compensation discussion and analysis (CD&A)

Our philosophy and approach

We have two primary compensation objectives:

—	to align employee interests with the interests of our shareholders
—	to attract, retain and reward our leadership team.

Our compensation model rewards executives for achieving strong business results and meeting individual performance expectations.

Our compensation programs are strongly linked with shareholder interests and long-term shareholder returns because:

—	we defer a significant portion of compensation for named executive officers and other senior executives
—	AIP awards are based on earnings, profitable sales and performance against strategic initiatives
—	performance targets in the AIP are based on the annual business plan approved by the board and aligned with the company’s risk framework
—	absolute and relative shareholder returns determine awards under our medium-term incentive plan
—	option gains are dependent on long-term share price appreciation.

We set our target pay for each element of compensation at the median (or middle) of pay levels of peer companies and benchmark the target total compensation to ensure the overall positioning for each role is appropriate. Then we adjust the target pay based on achieving both business and individual performance goals. Superior performance drives pay above median, while performance that does not meet expectations results in pay that is below median.

Pay mix

Most of what we pay our executives is a combination of deferred and variable compensation (at-risk pay). We use a different mix of medium and long-term incentive awards for different position levels, recognizing that senior executives have more influence over business results. The more senior an employee, the greater the emphasis we place on variable pay and performance-related mid and long-term incentives. At-risk pay accounts for about 86% of total compensation paid to our CEO and 74% for the Executive Team.

Setting targets

Salary ranges are set for each position level based on the market median for salaries of similar roles at peer companies in each location where we operate. Then we set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance.

We express targets for the AIP as a percentage of salary, and more senior roles have progressively higher targets reflecting increased accountability for our results and alignment with competitive practice. The actual payout can be above, at or below target, and varies based on business and individual performance.

We develop ranges for the target mid and long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among our business leaders so they can decide the award for each of their eligible participants based on individual performance and contributions during the year, and their potential impact on our long-term results. We grant these awards as a fixed dollar amount, however, the actual payout value varies based on our share price, dividends and in the case of Sun Shares, other performance measures over the performance period.

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. Their values do not fluctuate significantly with business or individual performance.

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Share ownership guidelines

We believe it is important for our executives to have an ongoing stake in the company and to align their interests with those of our shareholders.

We have established minimum levels of share ownership directly in proportion to the executive’s compensation and position. Our CEO is required to hold seven times his annual salary in our common shares or share units, while the other named executive officers must hold at least four times their annual salaries. Executives who are appointed to more senior positions have two and a half years to meet the minimum, while newly appointed executives have five years.

In 2011, we implemented post-retirement ownership requirements for Executive Team members. Details on this requirement can be found on page 43.

We have a policy that prohibits all insiders subject to our share ownership guidelines from participating in equity monetization transactions or hedges involving securities of Sun Life Financial. All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance and Conduct Review Committee.

Clawbacks

Our CEO and CFO are required by law to reimburse their incentive compensation if there is an incidence of misconduct and we need to restate our financial statements. Former or current employees can be required to pay back any or all of the incentive compensation they received or realized in the previous 24 months if the employee was involved in misconduct and the misconduct directly or indirectly resulted in the employee receiving or realizing a higher amount of incentive or deferred compensation. Misconduct is characterized as fraud, dishonesty, negligence or non-compliance with legal requirements or our policies, any other act or omission that would justify termination of employment for cause, and any failure to report or take action to stop misconduct of another employee that an employee knew, or ought to have known about.

In 2011, the board enhanced our clawback policy to give the board discretion to recover any or all incentive compensation received or realized by Executive Team members during the 24 months prior to a material restatement of the company’s financial results (other than a restatement due to a change in accounting policy) if the incentive compensation received or realized by Executive Team members during such a period would have been less had the restated financial results been known.

Aligning with regulatory and governance principles

We monitor our compensation programs and processes to ensure they align with relevant Canadian and global regulatory and governance principles and best practices. In 2011 we reviewed our compensation disclosure against the Basel Committee on Banking Supervision’s Pillar 3 Disclosure Requirements for Remuneration and believe we meet all requirements.

The table below outlines how we align with the FSB’s Principles for Sound Compensation Practices and CCGG’s Executive Compensation Principles.

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FSB Principles		Aligned	Comments
1.	The firm’s board of directors must actively oversee the compensation system’s design and operation	yes	•	Our committee consists entirely of independent directors and oversees and approves the design and operation of each material compensation program. This includes information on scenario testing, total payouts and significant changes to the design of material incentive plans.
2.	The firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended	yes	•	We have a formal and comprehensive process that involves decision-making at the management, committee and board levels.
			•	The committee meets regularly to discuss various compensation and human resources matters and makes recommendations to the board for consideration, review and approval.
			•	We discuss our decision-making process in detail beginning on page 48.
3.	Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business areas they oversee and commensurate with their role in the firm	yes	•	In 2011, compensation for senior positions in business group risk and control functions (defined as finance, actuarial, risk management, compliance and internal audit) was based solely on total company performance.
			•	Starting in 2012, heads of business group risk and control functions will have solid line reporting to control function leaders and dotted line reporting to applicable business leader. This ensures that risk and control roles provide effective oversight of the business while achieving their functional objectives. All Internal Audit staff across the enterprise are considered independent and do not have any reporting to business leaders.
4.	Compensation must be adjusted for all types of risk	yes	•	Our risk management process monitors our financial performance relative to the risk tolerance levels approved by the board.
			•	The Executive Vice-President, Actuarial and Risk Management makes an annual presentation to the committee that reviews enterprise key risks and their implications for compensation.
			•	We discuss our alignment of compensation and risk management in detail on page 49.
5.	Compensation outcomes must be symmetric with risk outcomes	yes	•	A significant portion of our executive compensation is variable and at risk, either at the time of award or at the time of payout.
See Pay mix on page 53 for more information.
6.	Compensation payout schedules must be sensitive to the time horizon of risks	yes	•	As described on page 55, a significant portion of variable and at-risk compensation is awarded as equity-based compensation. Share units vest at the end of three years and, for senior executives, are adjusted at payout based on performance, while options vest over four years. The Sun Share plan includes a provision that allows the committee to cancel any or all vested Sun Shares if it determines that the payout would seriously jeopardize our capital position or solvency.
			•	We also introduced an enhanced clawback for our Executive Team based on a material financial restatement (see page 46 for details) in addition to the existing clawback that applies to all employees.
7.	The mix of cash, equity and other forms of compensation must be consistent with risk alignment	yes	•	Our executive compensation program features a competitive mix of cash, variable and deferred compensation. The mix varies by level of executive and reflects a higher weighting for deferred compensation at higher executive levels. Higher levels of deferred compensation align with the greater impact that an executive can have on risk. Executive Team members receive more than 50% of their compensation in deferred, share-based awards that are subject to performance and vesting requirements.

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CCGG Principles		Aligned	Comments
1.	Pay for performance should be a large component of executive compensation	yes	•	A significant portion of compensation for all executives is variable and at risk, either at the time of award or at the time of payout (see page 53 for details).
2.	Performance should be based on measurable risk adjusted criteria, matched to the time horizon needed to ensure the criteria have been met	yes	•	Risk management provides quarterly presentations of our risk scorecard to the committee to show how our financial results align with the risk appetite approved by the board.
			•	The Executive Vice-President, Actuarial and Risk Management makes an annual presentation to the committee on enterprise key risks and implications for compensation.
3.	Compensation should be simplified to focus on key measures of corporate performance	yes	•	Our AIP is based on three equally weighted performance measures that balance financial performance, profitable sales and strategic initiatives.
			•	Payouts under our share unit plans reflect relative and absolute share price performance.
4.	Executives should build equity in their company to align their interests with shareholders	yes	•	All of our executives are required to meet and maintain minimum levels of share ownership. See page 46 for our share ownership guidelines, and page 59 for the share ownership of each of the named executive officers. In 2011, we added post-retirement holding requirements for Executive Team members.
5.	Companies should limit pensions, benefits and severance and change of control entitlements	yes	•	Canadian defined benefit pensionable earnings are capped at 65% of final average earnings (including actual bonus up to target, and target bonus capped at 100% of salary), and all newly hired executives participate in a defined contribution pension plan.
			•	Severance is based on common law in Canada and a severance formula in the U.S. Change of control provisions provide incremental benefits under a double trigger scenario, with all benefits for the named executive officers limited to 24 months salary plus the AIP bonus, continuation of benefits and payouts of mid and long-term incentives.
6.	Effective succession planning reduces paying for retention	yes	•	We review succession planning with the committee annually, focusing mainly on the senior vice-president level and above. This includes a review of the Executive Team and an overview of the performance and potential of executives identified as key successors.

Our decision-making process

We use a formal decision-making process that incorporates proper oversight, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

Committee involvement and composition

The committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives without encouraging excessive risk taking. The committee actively oversees compensation design and operation with a focus on the programs that are considered to be material to the company. The committee exercises control over the compensation programs at our US asset management subsidiary through approval of the annual salary budget, bonus pool and long-term equity awards.

The committee is composed entirely of independent directors. Committee members have a wealth of direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance. Krystyna T. Hoeg, Chair of the committee, was the President and Chief Executive Officer of Corby Distilleries Limited for more than 10 years, during which she had direct responsibility for executive compensation matters. Ms. Hoeg

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currently chairs the compensation committee of another TSX 60 issuer and was previously Chair of our Audit Committee, which has primary oversight responsibility for our actuarial function. David W. Kerr was Chairman of the committee from 2006 to 2011 and continues to serve as a member. He is also a member of the compensation committee of another TSX 60 issuer. Hugh D. Segal is a member of the compensation committees of two other Canadian public companies, one of which is a member of the TSX 60 Index. As business leaders in education and investment management, respectively, Idalene F. Kesner and Mitchell M. Merin have gained expertise in executive compensation and corporate governance throughout their careers.

The committee’s membership is reviewed annually to ensure that members have the experience and expertise required to fulfil their mandate. More information on the members and the operation and activities of the committee can be found on page 29. The profiles of committee members are contained in the section on director nominees starting on page 7.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, human resources and internal audit comprise the IPRG and participate in the compensation decision-making process. The IPRG meets prior to each committee meeting to review the design of our incentive compensation plans, performance targets and assessments, and risk management reports. It provides recommendations for the CEO, committee and the board to consider as part of their final recommendations and approvals. The board makes compensation decisions based on the recommendations and advice of the committee and independent consultants. See Decision-making cycle on page 52 for more information.

Alignment of compensation programs and risk management

Risk management is integral to the company’s overall business strategy and long-term success. We are confident our compensation programs are strongly aligned to the organization’s risk management practices through our:

—	Governance structure for the approval of incentive compensation plans
—	Processes used to support the alignment of compensation and risk management
—	Design of incentive compensation plans.

Governance structure for compensation approvals

The committee reviews and approves broad-based annual, medium and long-term incentive plans which represent approximately 85% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks by Business Groups to support the annual business plan. Amounts and key risks under these plans are presented to the committee on an annual basis.

In addition to formal approval processes, the following enhancements have been made to provide the committee with additional oversight of the alignment of compensation and risk management:

—

Identification of Material Risk Executives (MREs). MREs are those roles having a material impact on the risk exposure of the organization. Pay decisions for MREs are approved by the committee and their compensation is aligned with the long-term performance of the company through a minimum of 40% that is variable and deferred. See page 80 for the aggregate compensation of our MREs.

—

Application of compensation clawbacks. The clawback provision applies to all employees in the event of misconduct that leads to incentive overpayment and to Executive Team members in the event of a material financial restatement, other than due to a change in accounting policy.

—

Ability to lower share unit payments. The committee and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payment would seriously jeopardize the capital position or solvency of the organization.

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—

Application of overall discretion. The committee and board have discretion to lower or zero out AIP or Investment Incentive Plan (IIP) awards, and to lower or not grant LTI awards to individuals or groups if they conclude results were achieved by taking undue risks outside of board approved risk appetite levels.

—	Annual audit of our programs. Internal Audit conducts an annual review of our programs against the FSB Principles and reports to the committee on their findings.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

—	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels which is used as the basis for setting annual performance targets under the AIP.
—

The Executive Vice-President, Actuarial and Risk Management makes an annual presentation to the committee on the key enterprise risks. The 2011 presentation facilitated a discussion on enterprise risks and implications for compensation prior to the committee’s review and approval of the 2011 payouts and changes to the plan design in 2012.

—

The committee receives quarterly updates on the incentive plan assessments, which include an update on the risk scorecard. The scorecard indicates whether management has achieved the financial results within the risk appetite and tolerance levels approved by the board. Organized by various categories of credit, market and insurance risk, the scorecard helps the committee determine whether we achieved our results without taking on excessive risk.

—

The IPRG meets prior to each committee meeting to review incentive plan decisions from the perspective of finance, actuarial, risk management, human resources and internal audit. The committee considers these recommendations when it develops its recommendations for the board.

—

The committee reviews information on the grant value and outstanding value of all salary, bonus and long- term incentive awards over the past five years for each member of the Executive Team. The committee also reviews stress testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices.

—

The committee annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans help to mitigate risk, as follows:

—	Designs are stress tested to ensure an understanding of possible outcomes
—	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
—	Caps on payouts are incorporated in all non-sales compensation plan designs
—	Risk management and other specific control function goals are included as measures under the KBPI component of AIP
—	Performance measures generally include a mix of financial and non-financial measures
—	AIP funding is limited to Total Company and Business Group performance, with no direct compensation impact for sales or decisions around individual products within a Business Group
—	IIP funding is only at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

Use of discretion

The board has discretion to increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance. The board has discretion to lower or zero out AIP or IIP awards, and to lower or not grant new

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LTI awards for individuals or groups if it concludes that results were achieved by taking undue risks outside of board approved risk appetite levels. Under the Sun Share Unit Plan, the board has discretion to cancel all outstanding awards if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Benchmarking

We benchmark our programs and compensation levels to make sure we are competitive with the market. This is done before the start of each performance period, gathering data by position and compensation component from published surveys. The information is used to evaluate our salary structure and target incentive levels, and review each component and overall target compensation levels.

Two comparator groups are used to benchmark our compensation levels for named executive officers – a Canadian peer group for Canadian executives and a U.S. peer group for U.S. executives.

Canadian peer group

The Financial Services Executive Report, produced by the Hay Group, is used for Canadian executives. It provides percentile data on each compensation component and total compensation for executives in the Canadian financial services sector.

Our Canadian peer group is made up of six major Canadian banks and one insurance company.

We selected these companies as peers because they represent the leading financial services organizations in Canada that we compete with for talent, and they participate in the published compensation survey.

• BMO Financial Group • CIBC • Manulife Financial • National Bank	• RBC • Scotiabank • TD Bank Financial Group

We also review publicly available compensation information for companies in the peer group before setting competitive compensation ranges for each named executive officer. This includes also reviewing Great-West Life’s public information when benchmarking our CEO’s compensation.

U.S. peer group

The Diversified Insurance Study of Executive Compensation, produced by Towers Watson, is used for U.S. executives. It provides percentile data on each compensation component and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each U.S.-based named executive officer.

Our U.S. peer group is made up of 28 major U.S. insurance companies.

We selected these companies as peers because, as a group, they represent the broader U.S. insurance industry that we compete with for talent, and they participate in the published survey.

•Aegon USA	•Hartford Financial Services	•Northwestern Mutual
•AFLAC		•Pacific Life
•AIG	•ING	•Phoenix Companies
•Allstate	•John Hancock	•Principal Financial
•American United Life	•Lincoln Financial	•Prudential Financial
•AXA Equitable	•Massachusetts Mutual	•Securian Financial
•CIGNA	•MetLife	•Thrivent Financial
•CNO Financial	•Nationwide	•TIAA-CREF
•Genworth Financial	•New York Life	•Unum Group
•Guardian Life		•USAA

Independent advice

In 2011, the committee retained Hugessen Consulting Inc. (Hugessen) as its independent consultant. Hugessen was originally retained by the committee in July 2006 with the mandate to provide advice on the

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competitiveness and appropriateness of compensation programs for the CEO and top executive officers and on the company’s governance of executive compensation.

In 2011, the committee also retained Frederic W. Cook & Co., Inc. (Frederic W. Cook) as an independent consultant for advice and counsel on compensation programs relating to our asset management subsidiary in the U.S. Frederic W. Cook was originally retained in November 2005 with the mandate to provide advice to the committee on the compensation arrangements for this U.S. subsidiary.

The independent consultants advise the committee throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation and reviewing the management information circular.

The table below shows the fees paid to the independent consultants in 2011 and 2010. Neither firm provided any non-compensation related services to us in 2011 or 2010.

	2011	2010
Hugessen	$213,684	$160,031
Frederic W. Cook	US$16,790	US$18,891

The committee considers information provided by the independent consultants and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The committee approves the engagement of the independent consultants, the proposed work plans and all associated fees. It considers any other work to be assigned to the independent consultants that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisors to the committee. The committee reviews the performance and terms of engagement of independent consultants on an annual basis.

Decision-making cycle

Our annual decision making cycle is a rigorous process carried out in three stages for the relevant performance period:

1 –	Before the performance period

•Management, under the direction of the IPRG, the Senior Vice-President and Chief Human Resources Officer and the Senior Vice-President, Total Rewards, reviews the design of our executive compensation program against our objectives and peer company practices and makes recommendations to the committee for the coming year.

Benchmarking Target setting Policy decisions		• The independent consultants make presentations to the committee, highlighting current regulatory, shareholder, corporate governance and market trends in executive compensation.
• The Executive Vice-President, Actuarial and Risk Management discusses with the committee the key enterprise risks and the implications for compensation.

• We compare our pay levels to the market by reviewing compensation surveys for each of the geographies where we operate. We also review competitive information from third parties, industry networks and the independent consultants.

• We analyze the information to benchmark against companies that are similar in size and scope of operations. Then we propose an appropriate level and mix for each compensation component and the overall compensation package.

• We set performance targets for the AIP, and the methodology for calculating performance under the Sun Share plan before the beginning of the performance period. Targets are aligned with the annual business plan based on a variety of factors, including the previous year’s results, expectations for the coming year and an analysis of the general economic environment. The recommendations and proposed performance targets are reviewed by the IPRG.

• The committee considers data provided by management and input from the independent consultants and makes recommendations to the board to approve:
• the overall salary budget for all employees

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• salary ranges for senior executives, target annual, mid and long-term incentive awards for all employees
• the overall mid and long-term incentive pool for the upcoming performance (fiscal) year
• the mix of mid and long-term incentive awards (Sun Shares and options) by position level
• total company and business group performance targets for the AIP
• any changes to the design of our incentive plans for the coming year
2 –	During the performance period

•   We monitor business performance throughout the performance period and provide the committee with quarterly updates.

•   Risk scorecards are reviewed by the committee quarterly to assess whether we have achieved performance within the risk tolerance levels approved by the board.

•   We make adjustments to individual compensation levels based on changes in accountabilities and roles during the year which are approved by the committee and board.

Monitor risk level and performance

3 –	After the performance period

•   We compare actual business results against pre-determined targets and compare individual performance to the goals set for the year.

•   We measure the business objectives for our named executive officers (except for the Chief Investment Officer) and Executive Team members against total company results. We generally split the objectives for our other executives between total company results and the performance of their business group. The business objectives for the Chief Investment Officer are measured against total company and corporate investment results.

•   The CEO prepares a self-assessment to discuss with the committee and assesses the performance of each member of the Executive Team, including the named executive officers. The committee assesses the performance of the CEO with feedback from the CEO performance questionnaire that is completed by the non-management directors. The committee receives support from the independent consultant and then makes a final compensation recommendation to the board.

•   The board approves:

•  the assessment of the performance factors for the total company and business groups under the AIP

•  the assessment of the Sun Share performance factor for awards vesting and paying out in the year

•  individual compensation decisions for the Executive Team, including the named executive officers, other key control positions (Appointed Actuary, Chief Actuary, Chief Auditor and Chief Compliance Officer), other MREs, leaders of material entities and any other executive in our top 10 highest paid officers. This includes adjustments to annual salary, AIP payouts (based on business results and individual performance) and grants of mid and long-term incentive awards.

Review business results and individual performance Make individual compensation decisions

Our compensation program

Pay mix

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The table below shows the average mix of total direct compensation and long-term incentive awards by level, based on target pay. The actual pay mix may be different depending on business and individual performance and geographic location.

			Total direct compensation mix
Position	Salary	Annual incentive	Mid and long-term incentives
Chief Executive Officer	14%	17%	69%
Executive Team	26%	22%	52%
Senior Vice-Presidents	39%	23%	38%
Vice-Presidents	51%	21%	28%
Type of compensation	fixed	at risk Performance adjusted at time of payout	at risk Performance adjusted at vesting / exercise

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Seven components made up our 2011 compensation program:

Component	Performance period	Who’s eligible
Salary	— reviewed annually	— all levels of employees
Annual incentive plan (AIP)	— 1 year	— all levels of employees
Sun Share unit plan (Sun Shares)	— 3 years	— Key contributors, Vice-Presidents and above
Executive stock option plan (Option plan)	— 10 years — vesting over 4 years	— Senior Vice-Presidents and above
Deferred share unit plan (DSU plan)	— redeemed when the executive leaves the organization	— Vice-Presidents and above
Pension and other benefits	— accrue during employment	— all levels of employees
Perquisites	— available during employment	— Vice-Presidents and above

In addition to the components in the table above, we have grants outstanding under the legacy RSU and PSU plans that will vest and be payable in early 2013. No new grants were made under these plans after 2010.

Salaries

We use salaries to provide a portion of competitive pay that is fixed and based on the scope of the role and the experience and performance of the individual. We develop salary ranges based on competitive practice. We set individual salaries within the corresponding range for the position level based on the employee’s performance, skills, experience and internal equity.

Annual incentive plan

The AIP delivers a portion of competitive pay tied to business results and individual contribution. This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. It balances operating earnings and estimated future profits from new business sold with the achievement of strategic initiatives, which are the drivers behind positive financial results. The maximum overall AIP for exceptional business results and individual performance is 250% of target for named executive officers.

Awards are based on our business results and individual performance using the following formula:

Earned salary ($)	x	Annual incentive plan target (% of salary)	x	Business results (%)	x	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used three equally weighted measures to assess our 2011 total company performance under the AIP:

Total company measures		Weighting
Operating earnings per share (EPS)	income available for distribution to common shareholders divided by the number of common shares outstanding Operating EPS, under IFRS, evaluated on a constant currency basis.	33 1/3%
Value of new business (VNB)	our estimated future profits from new business sold during the year	33 1/3%
Key business performance indicators (KBPIs)	our strategic initiatives for 2011, by category, are risk management, growth, productivity, innovation, customer service and talent management	33 1/3%

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The performance factor for business results can range from 0% for below threshold results to 200% for outstanding results.

Operating EPS is a non-IFRS measure. We describe non-IFRS measures in our 2011 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.

Investment incentive plan

Under the IIP, a portion of variable pay is tied to Corporate Investment results and individual contributions. It rewards employees in Corporate Investments for reaching or exceeding strategic and personal objectives using a pool-based approach with discretionary allocation to individuals. Funding of the pool is based on total company performance (25%) and Corporate Investment performance (75%). The Chief Investment Officer participates in the AIP, but his payout is based on a weighting of 50% total company and 50% Corporate Investment performance as measured under the IIP.

Corporate Investment performance is assessed subjectively across three categories:

—	investment performance/credit quality (50%)
—	collaboration with business groups and other corporate functions (including risk management) (25%)
—	operational/strategic initiatives (25%).

The performance assessment ranges from 0 to 200% of target and is based on a quantitative scorecard and qualitative feedback from each business group and the risk management function. The resulting performance factor is reviewed by the IPRG prior to submitting it to the committee and board for approval.

Mid and long-term incentive compensation

Our mid and long-term incentive programs deliver a portion of competitive pay that is deferred for employee retention and to align with shareholder interests. Our 2011 mid and long-term incentives consisted of two different vehicles – Sun Shares and options.

	Mid and long-term incentive mix
Position	Sun Shares	Options
CEO and Executive Team	50%	50%
Senior Vice-Presidents	65%	35%
Vice-Presidents	100%	-
Key contributors (below Vice-President level)	100%	-
Type of compensation	Value at payout adjusted for	Value at payout reflects
	relative TSR performance	absolute increase in share price

These incentive plans are designed to reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plan. The performance periods range from three to 10 years. Prior to approving awards, the committee receives information on past awards for each Executive Team member. Awards are granted based on competitive practice, position level and individual performance and potential.

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Sun Share unit plan

Initial grants under the Sun Share plan were made in 2011. This plan replaced the previous RSU and PSU mid-term incentive plans. We strive to continually improve our incentive compensation in terms of alignment with shareholders’ interests, managing risk and enhancing pay for performance. The Sun Share plan incorporates features to better meet these objectives. The plan provides better alignment with shareholders’ interests as it replaces RSUs which have no performance criteria. The plan also incorporates discretion for the board to cancel any of the awards if the payouts would seriously jeopardize our capital position or solvency.

Objectives for the new Sun Share plan included balancing performance and retention, aligning payouts to sustained performance, and increasing the emphasis on insurance peers. The plan design has a wide range of potential payouts (from 0 to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on retention. We use relative TSR as the sole performance measure. This ensures payouts for our most senior executives are aligned to both absolute and relative performance over the performance period. Previously we used various financial measures as part of the PSU plan, but we feel that relative TSR has been a better overall indicator of our sustained performance. Relative TSR is an all encompassing measure that aligns with the creation of shareholder value. Our rationale for removing the EPS measure was primarily due to difficulty in setting meaningful multiple year financial targets given an uncertain economic environment, volatile market conditions, and evolving regulatory and accounting requirements. We have increased the weighting of insurance companies (75%) versus Canadian banks (25%) in calculating our relative TSR, so there is more emphasis on the companies that are most similar to us.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date, but is adjusted through the application of the performance factor. The formula below shows how we will calculate the payout value of Sun Shares granted in 2011 for named executive officers:

Sun Shares (#) (number of units awarded plus additional units credited as reinvested dividends)	x	Share price ($) (average price of our common shares on the TSX over the five trading days before the vesting date)	x	Performance factor (0% to 200%) based our weighted average of three annual 3-year TSR factors	=	Payout value of Sun Shares on vesting ($)

We calculate the performance factor based on the following performance results:

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index (described below) by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Below threshold	is 10% or more below the average of the custom weighted index	0%

Performance results between maximum, target and threshold levels are interpolated.

We calculate the TSR performance factor for Sun Shares as the weighted average of three annual three year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period.

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For the 2011 Sun share grant the annual TSR factors as weighted as follows:

Year	Weight
2011	25%
2012	25%
2013	50%

We assess our TSR performance by comparing it to the TSR of our custom weighted index described in the table below.

Custom weighted index

We benchmark our performance under the Sun share plan against a custom weighted index of 13 public Canadian and U.S. banks and insurance companies. We place a 75% weighting on North American insurance companies and a 25% weighting on Canadian banks.

	Canadian banks — BMO Financial Group — CIBC — RBC — Scotiabank — TD Bank Financial Group	North American insurance companies — Genworth Financial — Great West Life — Hartford Financial Services — Lincoln Financial — Manulife Financial — MetLife — Principal Financial — Prudential Financial

These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 51). The custom weighted index is not used for any other purpose.

Executive stock option plan

All of our employees are eligible to participate in the option plan, but beginning in 2011 we only granted options at the Senior Vice-President level and above. The option plan rewards participants for their contributions to increasing shareholder value over the longer term. Options vest 25% a year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007
The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The committee recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

—	increasing the number of common shares that can be issued under the plan

—	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months

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—	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
—	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
—	expanding the categories of eligible participants in the plan
—	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
—	permitting other types of compensation (e.g. share awards) by issuing equity
—	revising the amendment procedure itself.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the Executive option plan as at December 31, 2011. We can issue up to 29,525,000 of our common shares under the plan, as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

	2011		2010		2009
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant the total number of options granted under the option plan each year	1,703,726	0.29	2,861,434	0.50	4,290,793	0.76
Options outstanding the total number of options outstanding at the end of each year, including the annual grant	13,185,136	2.24	13,865,384	2.41	12,771,400	2.26
Options available for grant the number of options in reserve approved by shareholders that are available for grant at the end of each year	6,355,384	1.08	7,229,236	1.26	8,939,850	1.58
Overhang the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future	19,540,520	3.32	21,094,620	3.67	21,711,250	3.85

The difference in the number of options granted in each year is primarily the result of granting approximately the same compensation value with varying share prices at the dates of grant. In 2011, we reduced the use of options at the Senior Vice-President level and eliminated the use of options at the Vice-President level.

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Deferred share units

Executives can voluntarily defer a portion of their annual incentive by receiving deferred share units (DSUs). DSUs are an effective way for executives to meet their share ownership guidelines and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis, to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed at the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period. DSUs can be redeemed for cash or an equal number of our common shares.

Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer (other than Mr. Stewart) as at December 31, 2011. We calculated the values as follows:

—	for common shares, we used $18.90, the closing price of our common shares on the TSX on December 31, 2011
—	for share units, we used the grant value or the closing price of our common shares on the TSX on December 31, 2011 (whichever was higher).

				Total share ownership at December 31, 2011 ($)
Named executive officer	Minimum ownership requirement	Ownership as a multiple of salary	Common shares	Sun Shares and performance share units (PSUs)	Deferred share units (DSUs)	Restricted share units (RSUs)	Total ownership
Dean A. Connor	7 x salary	4.2	46,853	2,625,389	1,280,019	-	3,952,261
Colm J. Freyne	4 x salary	4.1	59,592	985,447	704,177	335,404	2,084,620
Westley V. Thompson	4 x salary	10.2	-	4,895,193	1,515,260	-	6,410,453
Stephen C. Peacher	4 x salary	4.5	-	1,519,897	525,729	227,819	2,273,445
Kevin P. Dougherty	4 x salary	4.5	3,648	2,221,909	430,242	-	2,655,799

Four of the five named executive officers have met their share ownership guidelines. Mr. Connor was appointed CEO on December 1, 2011 and has until June 1, 2014 to meet his new ownership requirement. The amount shown for Mr. Thompson’s PSUs includes outstanding PSU and ISU awards.

Pension benefits

Our pension plans deliver a portion of competitive pay that provides protection and wealth accumulation for retirement. The named executive officers participate in the pension plans available in their country of residence.

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines).

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Canadian plans

Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 61.

Our retirement program for Canadian employees hired before January 1, 2009 (including our named executive officers in Canada) consists of two elements:

—	a defined benefit accrual for service prior to 2005
—	a combination of defined benefit and defined contribution accruals for service after 2004.

When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Stewart decided to move to the new formula as of January 1, 2005. Mr. Freyne had not attained 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees began participating in the new pension formula. Mr. Connor was hired in 2006 and participates under the new formula.

Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian staff pension plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement which includes invested assets and a letter of credit.

Defined benefit formula for service prior to 2005

(designated executives including the named executive officers in Canada)

Pension formula prior to January 1, 2005
Annual pension as of age 65	=	years of service before 2005 (maximum 35 years)	x	The total of: — 1.3% of average pensionable earnings, up to the average of the last three Years’ Maximum Pensionable Earnings under the Canada Pension Plan (YMPE) plus

— 1.65% of average pensionable earnings over the average YMPE

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

Defined benefit formula for service after 2004

(designated executives including the named executive officers in Canada)

Pension formula after December 31, 2004
Annual pension as of age 65	=	years of service after 2004	x	1.6% of average pensionable earnings

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

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The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.

If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:

—	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
—	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

He can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. We match 50%.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($22,970 for 2011).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1 to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest after two years of service. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($22,970 in 2011).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a notional company contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

Pension maximums

The total combined annual pension benefit for all service in all Sun Life sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment.

Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. Mr. Thompson and Mr. Peacher, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

MANAGEMENT INFORMATION CIRCULAR 2012

Our U.S. retirement program has three elements:

—	a voluntary tax-qualified 401(k) plan
—	a tax-qualified RIA that provides automatic employer contributions
—	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$245,000 for 2011).

401(k) plan

Employees can contribute 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (for 2011, US$16,500 plus an additional US$5,500 for participants over age 50). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,350 in matching contributions for 2011).

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit (US$245,000 for 2011).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	3.0
40 to 54	5.0
55 and over	7.0

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$49,000 for each participant in 2011). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$245,000 for each participant in 2011.

Non-qualified retirement investment plan (Top Hat)

Mr. Thompson and Mr. Peacher participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Legacy medium-term incentive plans

The share unit plans described below were replaced in 2011 by the Sun Share unit plan. The last grants under the RSU and PSU plans were made in 2010 and will vest and be payable in early 2013.

Restricted share unit plan

The grant and payout values of each RSU are the average closing price of our common shares on the TSX over the five trading days before the grant or vesting date. RSUs accumulate dividend equivalents over the performance period and generally vest in full after three years. The final payout value is based on our share price on vesting and any dividends accumulated over the period. RSUs are not subject to any other performance-based goals.

MANAGEMENT INFORMATION CIRCULAR 2012

Performance share unit plan

The table below summarizes the features of legacy PSU plans that either paid out in 2011 or remain outstanding as of December 31, 2011. The plans have overlapping performance periods however only one plan vests in a given year. Plan features have been fine-tuned over the years to increase our emphasis on insurance peers and include performance measures that are more appropriate indicators of sustained performance.

Plan	2008 PSU Plan	2009 PSU Plan	2010 PSU Plan
3-year performance period (calendar year)	2008-2010	2009-2011	2010-2012
Grant date	February 2008	February 2009	February 2010
Grant value	Average closing price of our common shares on the TSX over the five trading days before grant date.
Payout date	February 2011	February 2012	February 2013
Payout value	Average closing price of our common shares on the TSX over the five trading days before vesting date, adjusted to include accumulated dividends and application of performance factor.
Performance measures	— 50% on 3-year relative TSR — 50% on 3-year average ROE	— 50% on annualized 3-year relative TSR — 50% on average ROE score from the AIP for 2009, 2010, and 2011	— 50% on annualized 3-year relative TSR — 50% on average annual EPS score from the AIP for 2010, 2011, and 2012
Performance range	0 to 150%	0 to 200%	0 to 200%
Peer group	Comprised of the same companies used in the Sun Share plan disclosed on page 57 with the exception of Great-West Life which was not included in the peer group for the 2008 and 2009 PSU plans.
Peer weighting	All companies equally weighted	One-third weighting on banks and two-thirds on insurance companies	One-third weighting on banks and two-thirds on insurance companies

MANAGEMENT INFORMATION CIRCULAR 2012

Compensation details

Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ending December 31, 2011, 2010, and 2009.

Mr. Thompson and Mr. Peacher receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of Cdn $0.989 for 2011, Cdn$1.031 for 2010 and $1.142 for 2009.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President and Chief Executive Officer	2011	743,577	1,650,014	1,650,007	500,000	574,657	6,097	5,124,352
	2010	650,385	850,028	850,002	1,027,933	248,483	5,648	3,632,479
	2009	538,462	725,011	725,003	361,846	93,333	3,799	2,447,454
Colm J. Freyne Executive Vice-President and Chief Financial Officer	2011	511,538	450,017	450,008	232,359	119,657	2,703	1,766,282
	2010	500,000	450,028	450,007	560,805	30,483	2,715	1,994,038
	2009	334,346	400,040	400,007	171,089	653,420	50,675	2,009,577
Westley V. Thompson President, SLF U.S.	2011	623,450	1,079,241	1,079,218	460,005	172,093	9,078	3,423,085
	2010	630,496	1,149,944	1,149,946	934,648	163,136	19,489	4,047,659
	2009	685,200	2,475,049	1,379,732	599,550	93,619	956	5,234,106
Stephen C. Peacher Executive Vice-President and Chief Investment Officer	2011	505,911	735,840	735,831	1,093,230	207,238	84,120	3,362,170
	2010	515,500	784,057	784,057	1,516,189	214,293	-	3,814,096
	2009	118,592	1,209,159	788,566	1,713,000	5,929	571,000	4,406,246
Kevin P. Dougherty President SLF Canada and President SLGI	2011	581,538	725,014	725,007	301,897	130,388	2,439	2,466,283
	2010	567,692	700,009	700,000	594,033	51,000	10	2,612,744
	2009	560,000	700,005	700,004	322,560	176,000	464	2,459,033
Donald A. Stewart Former Chief Executive Officer	2011	1,006,923	2,750,009	2,750,005	-	7,657	330,608	6,845,202
	2010	1,100,000	2,750,007	2,750,005	1,675,000	(13,517)	4,000	8,265,495
	2009	1,100,000	-	2,750,001	-	(13,667)	-	3,836,334

Notes

Paid salary may be different than annualized salary because the number of pay periods varies by calendar year.

Share awards in 2011 were granted on March 2, 2011 at a grant price of $32.22. Grants represent Sun Shares for all named executive officers except Mr. Connor and Mr. Stewart. Mr. Connor, in addition to his Sun Share grant on March 2, 2011, received a DSU award on August 15, 2011 at grant price of $25.44 as a special incentive in recognition of his transition and appointment to CEO. These DSUs vest after three years based on relative TSR performance as measured in the 2011 Sun Share plan. Mr. Stewart received ISUs which

MANAGEMENT INFORMATION CIRCULAR 2012

the board elected to vest as of his retirement based on the board’s subjective assessment of performance objectives. The ISUs will not be paid until their regular payment date in 2014.

Share awards in 2010 were granted on February 24, 2010 at a grant price of $30.90. Grants represent PSUs for all the named executive officers except for Mr. Stewart, who received ISUs which the board elected to vest as of his retirement based on the board’s subjective assessment of performance objectives. The ISUs will not be paid until their regular payment date in 2013.

Share awards in 2009 represent grants of PSUs made on February 25, 2009 at a grant price of $19.43. We granted additional share unit awards in 2009 as outlined below:

—	RSUs granted to Mr. Freyne on August 18, 2009 at a grant price of $31.99 in recognition of him assuming the duties of CFO

—

ISUs granted to Mr. Thompson on August 18, 2009 at a grant price of $31.99. We granted these ISUs as a special incentive to support the growth of the U.S. business group through the end of 2012. The number of ISUs that vest will be based on a factor of 0% to 150% depending on VNB performance of the U.S. business group. The target number of ISUs will vest if VNB in 2012 is US$160 million, the maximum number will vest if VNB is US$190 million, and no ISUs will vest if VNB is under US$130 million.

—	RSUs and DSUs granted to Mr. Peacher on November 17, 2009 at grant prices of $28.29 and $28.30 respectively. We granted these awards to replace compensation he forfeited from his previous employer.

Option awards in 2011 represent the expected compensation value of options granted on March 2, 2011 at an exercise price of $31.65. Mr. Connor received an additional option grant on August 15, 2011 at an exercise price of $26.70 in recognition of his transition and appointment to CEO.

Option awards in 2010 represent the expected compensation value of options granted on February 24, 2010 at an exercise price of $30.25.

Option awards in 2009 represent the expected compensation value of options granted on February 25, 2009 at an exercise price of $20.08. It also includes additional option awards granted in 2009 to:

—	Mr. Freyne, who received a grant of options on August 18, 2009 at an exercise price of $31.79 in recognition of him assuming the duties of CFO

—	Mr. Peacher, who received a grant of options on November 17, 2009 at an exercise price of $28.22 to replace compensation he forfeited from his previous employer.

We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2011 accounting fair value was also 25% based on the weighted average accounting fair value of $7.74, divided by the weighted average exercise price of $31.35.

Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Freyne decided to defer 50% of his annual incentive in DSUs in 2009, 2010, and 2011.

Mr. Peacher joined the company on October 13, 2009. His offer of employment included a guaranteed AIP payment for 2009 of US$1,500,000 representing the expected bonus that he forfeited from his previous employer.

Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 75 and 76. Mr. Connor had a large compensatory cost for 2011 because of the increase in his annual salary for his transition and appointment to CEO. Mr. Freyne had a large compensatory cost for 2009 because of the increase in his annual salary and target incentive when he was appointed Executive Vice-President and Chief Financial Officer.

MANAGEMENT INFORMATION CIRCULAR 2012

All other compensation

The total value of perquisites and other benefits for all named executive officers is less than $50,000 and less than 10% of their total salary for the fiscal year and therefore is not included in the table.

The amounts shown represent:

—	flexible benefit credits taken in cash for Mr. Connor, Mr. Stewart, Mr. Freyne and Mr. Dougherty

—	tax equalization adjustments for Mr. Peacher in 2011

—	vacation pay for Mr. Stewart payable upon his retirement

—	Mr. Freyne’s temporary allowance that he received in 2009 while he was the acting CFO

—	travel (including spouse) and relocation costs for Mr. Thompson

—	Mr. Peacher’s cash award in 2009 of US$500,000 when he was hired, to compensate for amounts he forfeited from his previous employer.

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2011.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $18.90 (the closing price of our common shares on the TSX on December 31, 2011), multiplied by the number of options.

Market value of share awards that have vested or not vested is $18.90 (the closing price of our common shares on the TSX on December 31, 2011), multiplied by the number of share units. For presentation purposes, the Sun Shares, PSUs and ISUs have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout of incentive plan prior to demutualization, awards for recruiting purposes or upon mid-year promotion, and Mr. Stewart’s ISUs.

Named executive officer	Year	Option awards				Plan	Share awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)		Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2006	12,516	47.94	Nov 9, 2016	-
	2007	34,247	52.56	Feb 20, 2017	-
	2008	50,042	47.96	Feb 27, 2018	-
	2009	144,423	20.08	Feb 25, 2019	-	PSU	43,670	825,354
	2010	112,397	30.25	Feb 24, 2020	-	PSU	30,612	578,572
	2011	120,064	31.65	Mar 2, 2021	-	Sun Shares	31,260	590,821
	2011	104,869	26.70	Aug 15, 2021	-	Unvested DSU	28,469	538,062
						Vested DSU			291,672
Total		578,558			-		134,011	2,532,809	291,672

MANAGEMENT INFORMATION CIRCULAR 2012

Named executive officer	Year	Option awards				Plan	Share awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)		Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Colm J. Freyne	2003	13,500	29.70	Aug 8, 2013	-
	2004	10,400	36.52	Feb 12, 2014	-
	2005	11,100	40.80	Feb 10, 2015	-
	2006	11,500	49.40	Feb 21, 2016	-
	2007	11,416	52.56	Feb 20, 2017	-
	2008	12,511	47.96	Feb 27, 2018	-
	2009	29,881	20.08	Feb 25, 2019	-	PSU	4,519	85,402
	2009					RSU	4,519	85,402
	2009	31,457	31.79	Aug 18, 2019	-	RSU	8,897	168,160
	2010	59,505	30.25	Feb 24, 2020	-	PSU	16,207	306,312
	2011	56,873	31.65	Mar 2, 2021	-	Sun Shares	14,808	279,871
						Vested DSU			425,036
Total		248,143			-		48,950	925,147	425,036
Westley V. Thompson	2008	213,790	28.35	Oct 31, 2018	-	Unvested DSU	62,208	1,175,739
	2009	137,423	20.08	Feb 25, 2019	-	PSU	83,106	1,570,703
	2009					ISU	38,981	736,740
	2010	152,059	30.25	Feb 24, 2020	-	PSU	41,413	782,710
	2011	136,394	31.65	Mar 2, 2021	-	Sun Shares	35,513	671,193
Total		639,666			-		261,221	4,937,085
Stephen C. Peacher	2009	111,774	28.22	Nov 17, 2019	-	Unvested DSU	20,933	395,632
	2009					RSU	9,068	171,378
	2010	103,677	30.25	Feb 24, 2020	-	PSU	28,236	533,669
	2011	92,996	31.65	Mar 2, 2021	-	Sun Shares	24,213	457,628
Total		308,447			-		82,450	1,558,307

MANAGEMENT INFORMATION CIRCULAR 2012

		Option awards					Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Kevin P.	2002	25,300	33.16	Feb 18, 2012	-
Dougherty	2003	14,925	27.70	Feb 18, 2013	-
	2004	25,000	36.69	Aug 4, 2014	-
	2005	44,600	40.80	Feb 10, 2015	-
	2006	48,600	49.40	Feb 21, 2016	-
	2007	53,273	52.56	Feb 20, 2017	-
	2008	58,382	47.96	Feb 27, 2018	-
	2009	139,443	20.08	Feb 25, 2019	-	PSU	42,163	796,886
	2010	92,562	30.25	Feb 24, 2020	-	PSU	25,210	476,461
	2011	91,628	31.65	Mar 2, 2021	-	Sun Shares	23,857	450,895
						Vested DSU			253,278
Total		593,713			-		91,230	1,724,242	253,278
Donald A. Stewart	2002	350,000	33.16	Feb 18, 2012	-
	2003	110,000	27.70	Feb 18, 2013	-
	2005	204,200	40.80	Nov 30, 2014	-
	2006	204,200	49.40	Nov 30, 2014	-
	2007	171,233	52.56	Nov 30, 2014	-
	2008	183,487	47.96	Nov 30, 2014	-
	2009	427,809	20.08	Nov 30, 2014	-
	2010	363,637	30.25	Nov 30, 2014	-
	2011	347,552	31.65	Nov 30, 2014	-
						Vested DSU and ISU			8,139,034
Total		2,362,118			-				8,139,034

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

Incentive plan awards – value vested or earned during the year

The next table shows:

—	the value the named executive officers would have realized if they had exercised the options that vested in 2011 on their vesting date
—	the value of share awards that vested and were paid out in 2011 and the value of Mr. Stewart’s ISUs which vested upon his retirement
—	the annual incentive award earned in 2011 and paid out in February 2012.

MANAGEMENT INFORMATION CIRCULAR 2012

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	505,597	220,304	500,000
Colm J. Freyne	122,469	86,164	232,359
Westley V. Thompson	931,729	1,190,838	460,005
Stephen C. Peacher	51,060	188,857	1,093,230
Kevin P. Dougherty	480,305	257,024	301,897
Donald A. Stewart	1,886,895	4,710,277	-

Mr. Stewart’s share-based awards that vested in 2011 include PSUs and ISUs. The ISUs vested on his retirement and are valued at the closing share price on the vesting date (November 30, 2011), however they will not be paid until the regular payment dates in 2013 and 2014.

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2011.

See Executive stock option plan on page 57 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2007	February 20, 2011	8,562	52.56	32.27	-
	2008	February 27, 2011	12,511	47.96	32.27	-
	2009	February 25, 2011	36,106	20.08	32.55	450,242
	2010	February 24, 2011	28,099	30.25	32.22	55,355
Colm J. Freyne	2007	February 20, 2011	2,854	52.56	32.27	-
	2008	February 27, 2011	3,127	47.96	32.27	-
	2009	February 25, 2011	7,471	20.08	32.55	93,163
	2009	August 18, 2011	7,865	31.79	25.85	-
	2010	February 24, 2011	14,876	30.25	32.22	29,306
Westley V. Thompson	2008	October 31, 2011	106,895	28.35	25.16	-
	2009	February 25, 2011	68,712	20.08	32.55	856,839
	2010	February 24, 2011	38,015	30.25	32.22	74,890
Stephen C. Peacher	2009	November 17, 2011	27,943	28.22	20.40	-
	2010	February 24, 2011	25,919	30.25	32.22	51,060
Kevin P. Dougherty	2007	February 20, 2011	13,318	52.56	32.27	-
	2008	February 27, 2011	14,596	47.96	32.27	-
	2009	February 25, 2011	34,861	20.08	32.55	434,717
	2010	February 24, 2011	23,141	30.25	32.22	45,588

MANAGEMENT INFORMATION CIRCULAR 2012

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Donald A. Stewart	2007	February 20, 2011	42,808	52.56	32.27	-
	2008	February 27, 2011	45,871	47.96	32.27	-
	2009	February 25, 2011	136,953	20.08	32.55	1,707,804
	2010	February 24, 2011	90,909	30.25	32.22	179,091

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the next trading day if the vesting date falls on a weekend or holiday.

Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

The value of options exercised by our named executive officers during 2011 is disclosed on page 41. Based on the December 31, 2011 closing share price of $18.90, none of the outstanding options are in-the-money.

Share awards

PSUs and RSUs vested and were paid in early 2011. The table below shows the total share awards vested and paid out to each named executive officer in 2011:

—	the value of RSUs received on vesting is the number of RSUs vested multiplied by the vesting price
—	the value of PSUs received on vesting is the number of PSUs vested multiplied by the performance factor, multiplied by the vesting price.

See Legacy medium-term incentive plans on page 62 for more information about the RSU and PSU plans.

Named executive officer	Plan	Grant date	Share units vested	Performance factor	Vesting price	Value received on vesting
Dean A. Connor	PSU	Feb 27, 2008	14,472	47%	$32.39	220,304
Colm J. Freyne	PSU	Feb 27, 2008	1,810	47%	$32.39	27,549
	RSU	Feb 27, 2008	1,810	N/A	$32.39	58,615
Westley V. Thompson	RSU	Oct 31, 2008	48,076	N/A	$24.77	1,190,838
Stephen C. Peacher	RSU	Nov 17, 2009	8,892	N/A	$21.24	188,857
Kevin P. Dougherty	PSU	Feb 27, 2008	16,884	47%	$32.39	257,024
Donald A. Stewart	PSU	Feb 27, 2008	79,589	47%	$32.39	1,211,611
	ISU	Feb 24, 2010	99,037	100%	$18.46	1,828,218
	ISU	Mar 2, 2011	90,490	100%	$18.46	1,670,448

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

Mr. Stewart’s ISU awards vested on his retirement on November 30, 2011, however will not be paid out until the regular payment dates in 2013 and 2014 based on the price of our common shares at those times. The vesting price shown for his ISUs is the closing price of our common shares on the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2012

How we calculated the performance factor for the 2008 PSU awards

(for the performance period from 2008 to 2010, and paid out in early 2011):

Measure	Weight	Below threshold	Threshold	Target	Maximum	Actual performance result

Relative TSR	50%	Below 25th percentile of peer group	At 25th percentile of peer group	At 50th percentile (median) of peer group	At or above 75th percentile of peer group	— We delivered a TSR of (37.6)% for the three years ending December 31, 2010 — This ranked us slightly below 50th percentile against the peer group
Payout factor		0%	50%	100%	150%	94%
				+
3-year average ROE	50%	below 12.5%	12.5%	14.3%	15.5%	— ROE was 4.5% and below threshold
Payout factor		0%	50%	100%	150%	0%
				=
Overall performance factor						47%

For the 2008 PSU plan, the peer group consisted of the following financial services companies:

Canadian banks		North American insurance companies
— BMO Financial Group	— Scotiabank	— Genworth Financial	— MetLife
— CIBC	— TD Bank Financial Group	— Hartford Financial Services	— Principal Financial
— RBC		— Lincoln Financial	— Prudential Financial
— Manulife Financial

Non-equity incentive plan compensation

See Annual incentive plan starting on page 54 for more information.

Named executive officer	Plan	Paid salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Dean A. Connor	AIP	743,577	100%	59%	114%	500,000
Colm J. Freyne	AIP	511,538	70%	59%	110%	232,359
Westley V. Thompson	AIP	623,450	100%	59%	125%	460,005
Stephen C. Peacher	AIP	505,911	200%	90%	120%	1,093,230
Kevin P. Dougherty	AIP	581,538	80%	59%	110%	301,897
Donald A. Stewart	AIP	1,006,923	100%	59%	N/A	-

The business results for all the named executive officers are based 100% on total company performance, except for Mr. Peacher, whose business results are based 50% on total company and 50% on Corporate Investments performance. Results for Corporate Investments were 120% of target, based on the committee’s subjective assessment of performance and Risk Management’s assessment of risk outlined on page 74.

Mr. Stewart recommended to the board that he forego an AIP payment for 2011 in light of overall financial results that were below expectations. The board accepted Mr. Stewart’s recommendation also considering its decision to fully vest his ISUs on retirement.

Final AIP awards are based on pro-rated earnings which may differ slightly from paid salary based on payroll cycles in a given year.

MANAGEMENT INFORMATION CIRCULAR 2012

How we calculated the performance factor for total company business results:

Primary measures	Weight	Below threshold	Threshold	Target	Maximum	What we achieved in 2011
							Result

Operating earnings per share	33 1/3%	<$1.88	$1.88	$2.68	$3.22	1.26	Below threshold
Payout factor		0%	25%	100%	200%		0%
			+
Value of new business	33 1/3%	<$494M	$494	$706	$847	$616	Below target
Payout factor		0%	25%	100%	200%		68%
			+
Key business performance indicators	33 1/3%		Board assessment
Payout factor		0%	25%	100%	200%		110%
			=
Overall performance factor							59%

The total company performance factor was calculated at 59% of target. The board did not use its discretion under the AIP to increase or decrease the final payout to the named executive officers because it and the committee felt the performance factor was a fair reflection of our results for 2011.

Accomplishments the board considered in assessing the KBPI component of the AIP:

Objective	2011 Assessment
Risk management	— Developed sustainable new products across the company that responded to current market conditions, optimized the allocation of capital and remained within board approved risk appetite levels
— Maintained a robust compliance and control environment
— Implemented IFRS reporting
Productivity	— Successfully implemented a major technology system within Investments
— Successfully repatriated service for infrastructure support from a third-party provider generating significant savings
— Conducted an extensive expense management review across the company
Growth	— Achieved record sales for Canadian individual insurance products, Canadian pension rollover sales, and annual insurance sales in the Philippines and China
— Completed the transfer of McLean Budden to MFS (our US asset management organization)
— Continued the expansion of Individual Wealth distribution in Canada, including expanding the wholesale team and leveraging the Career Sales Force
— Launched numerous additional Sun Life Global Investments funds in Canada
— Completed realignment of our US organization to exit the variable annuity and life insurance businesses and position the business to become a leader in group insurance and voluntary benefits
— Completed a new joint venture with Grepalife in the Philippines
— Birla Sun Life Asset Management became the fourth-largest asset management company in India
Innovation	— Completed a comprehensive strategic review to position the company to accelerate growth, improve return on shareholders’ equity and reduce volatility
— Achieved significant increase in the rate of paperless transactions in Canada
— Launched an industry-leading mobile application in Group Benefits and Group Retirement Services in Canada
— Implemented Client Loyalty and Client Journey initiatives in Canada
— Named one of the Global 100 Most Sustainable Corporations in the World

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Objective	2011 Assessment
Customer service

—  Built and leveraged stronger brand awareness through brand development, advertising, and marketing campaigns, including launching the Money for Life media campaign, becoming the inaugural sponsor of Celtics.com, and expanding our partnership with Cirque du Soleil

Talent management	— Advanced the talent agenda through a structured process to assess talent in each business area, completed development plans and leveraged talent across the company
— Successfully implemented a new Global Human Resource Information System across the company and a new payroll system in Canada

You can find more information about our Business Segment results in our 2011 MD&A.

Individual performance assessments

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2011. In addition to a review of competitive practice, these assessments formed the basis for decisions on salary increases, individual multipliers under the AIP, and allocation of 2012 LTI awards. A summary of the individual performance for each named executive officer follows:

Dean A. Connor

Mr. Connor was appointed CEO effective December 1, 2011. Mr. Connor’s most significant accomplishment in 2011 was to lead the comprehensive strategic review. The new strategy positions the company to accelerate growth, improve return on shareholders’ equity and reduce volatility by concentrating its future growth into four key pillars:

—	Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits,
—	Becoming a leader in group insurance and voluntary benefits in the U.S.,
—	Supporting continued growth in MFS Investment Management, and broadening our other asset management businesses around the world, and
—	Strengthening our competitive position in Asia.

Mr. Connor began execution of the strategy with the announcement in December of the ceasing of sales of life insurance and variable annuities in the United States. In addition to the strategic review, Mr. Connor initiated a change agenda focused on accountability and performance, enhanced customer focus and greater emphasis on productivity and expense management. He worked closely with Mr. Stewart to achieve an effective and seamless transition to the CEO role.

In recognition of his contribution in 2011, Mr. Connor was allocated an individual multiplier under AIP of 114% and granted a 2012 long-term incentive award of $4,750,011.

Colm J. Freyne

Mr. Freyne serves as our Chief Financial Officer, and is responsible for our global finance, planning, taxation and investor relations functions. During 2011 Mr. Freyne had many significant accomplishments, including:

—	Playing a significant role in the development of our new strategy,
—

Providing leadership to the Business Groups in assessing results, identifying risks and opportunities, improving forecasting of capital requirements, and making optimal capital decisions in a challenging financial environment,

—	Leading an enterprise-wide review of expense management,
—	Taking a lead role in interacting with the investment community and ensuring a smooth transition to IFRS reporting requirements, and
—	Effectively partnering with Actuarial and Risk Management functions to create a robust and effective risk and control environment.

In recognition of his contribution in 2011, Mr. Freyne was allocated an individual multiplier under AIP of 110% and granted a 2012 long-term incentive award of $1,300,026.

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Westley V. Thompson

Mr. Thompson leads our business operations in the United States and Bermuda. During 2011 Mr. Thompson had many significant accomplishments, including:

—	Playing a significant role in the development of our new strategy,
—

Aligning distribution capabilities with product strategy to promote profitable growth, including reducing expenses, expanding product lines, expanding the sales force, and focusing on select market segments,

—	Developing the Sun Life brand in the US market,
—	In the first part of 2011, repositioning our variable annuity product line to reduce risk and provide greater customer value,
—	Developing and implementing a focused voluntary business model, and
—

In the fourth quarter, leading the transformation of our US organization to cease sales of life insurance and variable annuities and position the business to become a leader in group insurance and voluntary benefits in the US.

In recognition of his contribution in 2011, Mr. Thompson was allocated an individual multiplier under AIP of 125% and granted a 2012 long-term incentive award of US $2,500,024.

Stephen C. Peacher

Mr. Peacher serves as our Chief Investment Officer, and is responsible for the strategy, development and performance of our invested asset portfolio. During 2011 Mr. Peacher had many significant accomplishments, including:

—	Playing a significant role in the development of our new strategy,
—	Generating strong investment performance in Canada, and improved results in the US with significant credit de-risking,
—	Leading the successful implementation of a major technology system,
—	Developing excellent partnerships with the Business Groups to more tightly integrate Investments expertise with business and product decisions, and
—	Implementing significant process and structural change to further improve risk management and the overall effectiveness of the Investment department.

In recognition of his contribution in 2011, Mr. Peacher was allocated an individual multiplier under AIP of 120% and granted a 2012 long-term incentive award of US $1,700,023.

Kevin P. Dougherty

Mr. Dougherty leads our largest Business Group providing insurance, retirement services, wealth management and group benefits in Canada. He also serves as the President of Sun Life Global Investments, where he has responsibility for leveraging our interests in affiliated asset management companies. During 2011 Mr. Dougherty had many significant accomplishments, including:

—	Playing a significant role in the development of our new strategy,
—	Leading the Career Sales Force organization, which achieved new sales records in 2011 and was recognized as the top career sales force in Canada in a survey conducted by Investment Executive,
—	Achieving record sales in individual life insurance with a more profitable mix of business, and significant year-over-year growth in SLF Canada’s Value of New Business,
—

Leading initiatives to build on our leadership position in the Canadian marketplace, including: launching the Money for Life media campaign, rolling-out of the first mobile application in Group Benefits and Group Retirement Services, and extending our Client Solutions business,

—	Growing Sun Life Global Investments (SLGI) Canada, our newest mutual fund business, and
—	Leading the acquisition of the minority interest of McLean Budden and its combination with MFS.

In recognition of his contribution in 2011, Mr. Dougherty was allocated an individual multiplier under AIP of 110% and granted a 2012 long-term incentive award of $1,700,017.

The assessment of Corporate Investments performance and resulting performance factor of 120% included the following accomplishments:

Objective	2011 Assessment
Investment performance/credit quality

—  Investment earnings results were ahead of plan as origination volumes for private fixed income and commercial mortgages were strong, while achieving above target spreads and maintaining tight underwriting standards

—  Investment earnings targets were exceeded concurrent with significant credit de-risking

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Objective	2011 Assessment
Collaboration with business groups and other corporate functions

—  Investments provided support to the Business Groups for driving product sales and new product launches, and maximizing the value of our in-force business through various investment and hedging strategies

Operational/strategic initiatives

—  Through implementation of a comprehensive portfolio analytics system and an enhanced credit risk rating system across the enterprise, Investments has significantly improved the infrastructure and enhanced the controls with which to manage our assets

Risk Management assessed performance and determined that results were achieved within appropriate risk appetite levels.

We have not granted any long-term, non-equity incentive compensation (such as cash) to any named executive officer.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2011.

We used the same actuarial methods and assumptions in 2011 that we used to calculate the pension liabilities and annual expenses in our 2011 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive	Number of years credited	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change	Non- compensatory change	Accrued obligation at year end
officer	service	At year end	At age 65	($)	($)	($)	($)
Dean A. Connor	5.3	65,000	236,000	729,000	567,000	323,000	1,619,000
Colm J. Freyne	15.9	159,000	301,000	1,827,000	112,000	519,000	2,458,000
Westley V. Thompson	-	-	-	-	-	-	-
Stephen C. Peacher	-	-	-	-	-	-	-
Kevin P. Dougherty	25.2	403,000	548,000	4,591,000	124,000	610,000	5,325,000
Donald A. Stewart	41.9	1,424,000	1,424,000	18,646,000	-	1,758,000	20,404,000

Credited service for Mr. Freyne, Mr. Dougherty and Mr. Stewart is higher than their actual years of service with the company. Prior to 2004, new hires were eligible to transfer in the commuted value from their previous employer’s pension plan under a portability option and receive credit for past service. Mr. Freyne and Mr. Dougherty transferred in the commuted value from their previous employer’s pension plans. Mr. Freyne received credit for 7.42 years of service and Mr. Dougherty received credit for 7.91 years of service. Mr. Stewart had a break in service from 1974 to 1980 and was granted a credit of 5.42 years.

Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2011. Mr. Stewart’s annual pension benefit under the normal form of payment from the defined benefit plan was capped at $1,424,000 which is equal to the overall limit in the plan of 65% of best consecutive three-year average earnings. Optional forms of payment are available to members on an actuarially equivalent basis. Mr. Stewart’s pension benefits commenced in December, 2011.

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2010 and December 31, 2011. The accrued obligation assumes a named executive officer will

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receive his target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart.

Compensatory change is the defined benefit service cost for 2011 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2011 and the actuarial assumptions used for the year. The valuation assumptions for the plan include a projected salary increase of 3.0% for all participants.

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate decreased from 5.0% to 4.5% in the Canadian plans.

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2011.

Name executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	96,604	7,657	130,216
Colm J. Freyne	131,385	7,657	131,390
Westley V. Thompson	365,784	172,093	565,050
Stephen C. Peacher	255,202	207,238	465,843
Kevin P. Dougherty	-	6,388	19,942
Donald A. Stewart	122,435	7,657	133,064

U.S. plan values have been converted to Canadian dollars using an exchange rate of 0.997 as of January 1, 2011, 1.019 as of December 31, 2011, and the 2011 average rate of 0.989 for amounts other than beginning and ending balances.

Compensatory values

The amounts shown for Mr. Connor, Mr. Freyne, Mr. Dougherty and Mr. Stewart represent our matching contributions to the defined contribution plan.

The amounts shown for Mr. Thompson and Mr. Peacher reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

We define change of control as:

—

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% of the outstanding voting shares of the new entity immediately after the transaction is complete,

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—	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate, or
—	the acquisition by a non-affiliate of more than 20% of the voting shares of Sun Life Financial or Sun Life Assurance.

If all or substantially all of the assets of our U.S. business are sold to a non-affiliate, it constitutes a change of control for Mr. Thompson.

When there is a change of control:

—

RSUs, PSUs, ISUs (pro-rated for Mr. Thompson) and DSUs vest and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)

—	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

If employment is terminated without cause (double trigger) within three years of the change of control benefits are paid as follows:

—	24 months of annual pay and incentive compensation from the date of termination
—	mid and long-term incentive awards vest and are paid according to the terms of the respective plans
—

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers as outlined in their employment agreements.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	— Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher

—  Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Termination (without cause)	Westley V. Thompson

—  Applicable in the event of termination without cause up to December 31, 2012 or by mutual agreement on December 31, 2012. Following this date, normal severance provisions for United States employees will apply.

— Entitled to receive 24 months of annual base salary plus target annual incentive award
— Annual incentive for 2012 based on actual business results
— 2010 PSU grant and 2011 Sun Share grant will vest on termination date and be payable on same basis as for other participants
— 2012 Sun Share grant will vest on a prorated basis and be payable on same basis as other participants
— Unvested DSUs vest upon termination
— Options granted prior to 2012 that have vested or become vested can be exercised up to 12 months from termination date
— Unvested pension value paid upon termination

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Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options.

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary (does not include vacation pay)		— salary ends	— salary ends unless otherwise stated in employment agreement	— salary ends	— 24 months of salary
Annual incentive award		— award forfeited	— award forfeited	— receive pro-rated award calculated from January 1 to retirement date

—  receive prorated award calculated from January 1 to the date of termination (assumes target performance)

—  24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid and long-term incentives	Sun Shares, PSUs and ISUs	— unvested awards forfeited

—  receive pro-rated portion of Sun Shares for active employment during performance period

—  paid immediately

—  valued using performance factor that includes any variables known at the time of termination

				— fully vest and paid at normal payment date — valued using actual performance factor	— unvested awards vest — valued using target performance factor (pro-rated for Mr. Thompson’s ISUs)
— ISUs for Mr. Thompson are forfeited
	RSUs	— unvested awards forfeited	— receive pro-rated portion of RSUs for active employment during period from award date	— fully vest and paid at normal payment date	— unvested awards vest
— paid immediately
	Options	— 60 days to exercise vested options — unvested awards forfeited	— 60 days to exercise vested options — unvested awards forfeited	— up to 36 months to exercise vested options and options that become vested during that period	— accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards are forfeited	— vested awards are paid with timing at the executive’s election — unvested awards vest

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Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Estimated pension	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans — unvested value vests
Estimated perquisites	— perquisites end	— perquisites end	— perquisites end	— perquisites continue until 24 months after termination or re-employment, whichever is earlier
— outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, and there are different conditions depending on the grant date of the awards. Typically, an executive must be at least 55 years old, have 10 years of service and not be receiving a severance payment. As of 2007, executives must give us at least three months notice if they plan to retire and they must agree not to compete with Sun Life Financial or solicit any of our employees or customers for a period of 12 months.

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2011. In the table:

—	termination (without cause) represents only contractually agreed upon severance amounts
—	change of control assumes double trigger (change of control and termination without cause)
—	cash includes salary and annual incentives
—	vested and unvested awards include awards under the mid and long-term incentive plans.

		Estimated existing	Estimated incremental value on termination, retirement or change of control as of December 31, 2011
Named executive officer	Compensation component	payments on resignation	Termination (without cause)	Retirement	Change of control
Dean A. Connor President and Chief Executive Officer	Cash:	-	1,900,000	-	4,750,000
	Vested awards:	-	-	-	-
	Unvested awards:	-	1,304,978	-	1,994,747
	Pension:	786,216	-	-	996,000
	Perquisites:	-	-	-	106,200
	Unvested DSUs	-	-	-	538,062
	Total:	786,216	3,204,978	-	8,385,009
	Vested DSUs	291,672	-	-	-
Colm J. Freyne	Cash:	-	-	-	2,111,500
Executive Vice-President and Chief Financial Officer	Vested awards:	-	-	-	-
	Unvested awards:	-	561,737	-	925,146
	Pension:	1,541,390	-	-	591,000
	Perquisites:	-	-	-	86,200
	Total:	1,541,390	561,737	-	3,713,846
	Vested DSUs:	425,036	-	-	-

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		Estimated existing	Estimated incremental value on termination, retirement or change of control as of December 31, 2011
Named executive officer	Compensation component	payments on resignation	Termination (without cause)	Retirement	Change of control
Westley V. Thompson President, SLF U.S.	Cash:	-	3,140,075	-	3,404,310
	Vested awards:	-	-	-	-
	Unvested awards:	-	3,024,605	-	3,606,493
	Pension:	132,025	433,025	-	433,025
	Perquisites:	-	39,560	-	76,351
	Unvested DSUs:	-	1,175,739	-	1,175,739
	Total:	132,025	7,813,004	-	8,695,918
Stephen C. Peacher Executive Vice-President and Chief Investment Officer	Cash:	-	509,335	-	4,190,132
	Vested awards:	-	-	-	-
	Unvested awards:	-	577,519	-	1,162,675
	Pension:	50,994	-	-	414,849
	Perquisites:	-	-	-	76,351
	Unvested DSUs:	-	-	-	395,632
	Total:	50,994	1,086,854	-	6,239,639
Kevin P. Dougherty	Cash:	-	-	-	2,574,000
President SLF Canada, and President SLGI	Vested awards:	-	-	-	-
	Unvested awards:	-	1,176,132	-	1,724,243
	Pension:	3,848,942	-	-	478,000
	Perquisites:	-	-	-	86,200
	Total:	3,848,942	1,176,932	-	4,862,443
	Vested DSUs	253,278	-	-	-

Mr. Stewart was not eligible for any payments under the scenarios listed above at December 31, 2011 as he retired on November 30, 2011. On Mr. Stewart’s retirement, the board chose to vest his ISUs and the value of these awards and his vested DSUs are provided on page 68. Mr. Stewart commenced his pension in December, 2011 and details are provided on pages 75 and 76.

Aggregate compensation for Material Risk Executives

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as Material Risk Executives (MREs). We have 16 MREs, including members of our Executive Team and other select executives who lead corporate functions. The table below shows the total compensation granted, paid or outstanding for our MREs as of and for the year ending December 31, 2011. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the average annual exchange rate of Cdn$0.989 for 2011.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
Compensation			Deferred			Outstanding		Sign on	Severance
element	Salary	Cash	(DSUs)	Granted	Paid	Vested	Unvested	payments	payments
Aggregate value ($M)	7.4	4.0	0.3	19.5	7.2	11.2	17.1	-	-

Cash incentives for 2011 did not include any guaranteed payments.

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Share-based incentives include the value of share units and option awards and any additional units credited as dividends on share units.

—	Granted represents the value at grant in 2011, including the value of any share-based awards granted upon hire
—	Paid represents the incremental value received in 2011 when options were exercised and value at vesting, including performance adjustments for PSUs and ISUs.
—

Outstanding share-based incentives represents the in-the-money value of options and the market value of share awards using a share price of $18.90 (the closing price of our common shares on the TSX on December 31, 2011), for vested and unvested options and share units as at December 31, 2011.

Sign on payments represent amounts paid upon hire to replace amounts any of the MREs forfeited from previous employers.

Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRE deferred compensation during 2011 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2011			Aggregate value of
	Aggregate value of deferred compensation at January 1, 2011 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	deferred compensation at December 31, 2011 ($M)
Total	53.9	-2.3	-27.2	3.8	28.2
Percentage change		-4%	-51%	7%	-48%

Aggregate value at January 1, 2011 reflects the value of outstanding share units and options before adjustments.

Explicit adjustments reflect the impact of the 47% performance factor applied to the 2008 PSU awards that vested in early 2011. This would also include clawbacks if applicable, but none were applied in 2011.

Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, and option exercises during 2011.

Aggregate value at December 31, 2011 reflects the impact of explicit, implicit and other adjustments during 2011 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the executive stock option plan and the directors’ stock option plan as at December 31, 2011. It also shows the number of common shares available for issue under the executive stock option plan which was approved by our common shareholders.

The table does not include the common shares available for issue under the directors’ stock option plan since we stopped granting options to our directors in 2003.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,195,136	$32.46	6,355,384

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Other information

Loans to directors and executives

The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 29, 2012. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Securities purchases (consists of guaranteed loans to employees provided by a subsidiary of the company to purchase Sun Life Mutual Funds)	$495,600	-
Other	$3,330,340	-

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.

The current policy runs from November 1, 2011 to November 1, 2012 with coverage of $210 million. We pay a premium of approximately $2.2 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2011. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A

Charter of the Board of Directors

This Charter sets out:

1.  The duties and responsibilities of the Board of Directors.

2.  The position description for Directors.

3.  The position description for the Non-Executive Chairman of the Board.

4.  The position description for Chairs of Board Committees.

5.  The corporate governance practices and policies that apply to the Board of Directors.

Mission

To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Board Committee meetings will be circulated to the Directors and agreed upon by the Governance and Conduct Review Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the Board and approve changes as necessary. This Charter will be posted on the Corporation’s website. The Board of Directors will review its effectiveness on an annual basis.

1.	Duties and Responsibilities of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through the Committees of the Board. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

Board of Directors

—	Planning Board size and composition, establishing Committees of the Board, determining Director compensation and evaluating and selecting candidates for election at each annual meeting.
—	Maintaining a formal orientation program for new Directors, and ongoing education programs for all Directors.

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—	Establishing corporate governance practices and policies.
—

Assessing its effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non- Executive Chairman of the Board, the effectiveness of Committee Chairs and the effectiveness of individual Directors on an annual basis.

Senior Management

—	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.
—	Delegating to management powers to manage the Corporation.
—	Overseeing succession planning for senior management positions.
—	Approving the compensation of senior management.
—	Advising and counselling the President and Chief Executive Officer.

Ethics and Integrity

—	Setting an ethical tone for the Corporation.
—	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.
—	Approving amendments to the Sun Life Financial Code of Business Conduct.
—

Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.

Strategy

—	Approving the Corporation’s vision and mission statements.
—	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.
—	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.

Risk Management, Capital Management and Internal Control

—

Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

—	Reviewing compliance with legislative and regulatory requirements.

Material Transactions

—	Reviewing and approving material investments and transactions.

Financial Reporting

—	Reviewing and approving the annual and interim financial statements.
—	Reviewing and approving the annual and interim Management’s Discussion and Analysis.

Communication and Disclosure

—	Reporting the financial results to shareholders and other stakeholders on a timely basis.
—	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.
—	Enabling shareholders to provide feedback to the independent Directors.

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Other

—	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.
—	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

2.	Position Description for Directors

The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

—	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.
—	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.
—	Understanding the Sun Life Financial vision and strategic objectives.
—	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.
—	Understanding the Corporation’s current corporate governance policies and practices, the Charters of the Board of Directors and of each Committee on which he or she serves.
—	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.
—	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.
—	Informing himself or herself of significant matters dealt with at meetings not attended.
—	Maintaining agreed upon levels of share ownership in the Corporation.

Director Attributes

The Board of Directors believes that each Director should exhibit the following characteristics while executing his or her duties:

—	Integrity
—	Accountability
—	Independent and informed judgment
—	Commitment
—	Knowledge of business issues and financial matters
—	Ability to communicate openly and work effectively with fellow Directors and management

In addition, certain regulatory criteria apply to Directors related to independence, financial, compensation and risk management literacy and assessment of suitability and integrity.

The Director Independence Policy outlines the Board’s approach to determining Director independence.

In the Board’s judgment, a member of the Audit Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial

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statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

The Assessment of Responsible Persons Policy outlines how the Chairman undertakes independent assessments of the suitability and integrity of current and prospective Directors.

3.	Position Description for the Non-Executive Chairman of the Board

The independent Directors will select from among their number a Director immediately following each annual meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board (“Chairman”) also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. The Chairman is a regular attendee at meetings of Board Committees.

Duties and Responsibilities

Principal duties and responsibilities of the Chairman include:

—	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.
—	Communicating the expectations of the independent Directors to management.
—

In conjunction with the Chairman of the Governance and Conduct Review Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.

—

Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance and Conduct Review Committee, for ensuring that the independent Directors are appropriately compensated in their capacity as Directors of the Corporation.

—

In conjunction with the President and Chief Executive Officer, the Chairman sets the Board agenda, chairs the Board meetings and ensures that there is adequate time at Board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent Directors’ private session that occurs during each regular Board meeting.

—

In conjunction with the Chairman of the Governance and Conduct Review Committee, setting the Governance and Conduct Review Committee agenda. The Chairman also reviews all other Committee agendas in advance of regular Committee meetings.

—

In conjunction with the President and Chief Executive Officer, the Chairman sets the agenda for the annual meeting and any special meetings of shareholders or policyholders and acts as the chair of those meetings.

—	In conjunction with the Governance and Conduct Review Committee, conducting a formal survey of the independent Directors on a regular basis to assess the effectiveness of the Board and its Committees.
—

In conjunction with the Governance and Conduct Review Committee, evaluating the performance of individual independent Directors and the Chairs of each Committee as part of an annual peer review process. The Chairman meets individually with each independent Director at least annually to discuss individual performance.

—

With the Chair of the Management Resources Committee, annually evaluating the performance of the President and Chief Executive Officer and reporting on the evaluation to the independent Directors. The Chairman is also responsible for ensuring, in conjunction with the President and Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

—

In conjunction with the Governance and Conduct Review Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the diversity of the current board composition and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective Directors to

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the Governance and Conduct Review Committee for its review and subsequent recommendation to the Board.
—

Reviewing, with the Chairman of the Governance and Conduct Review Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance and Conduct Review Committee for its review and recommendation to the Board. The Chairman is also responsible for recommending to the Governance and Conduct Review Committee those other members of the Board who are from time to time to become a member of the board of directors of one or more of the Corporation’s major foreign subsidiaries.

—	Overseeing the orientation and training program for new Directors and the ongoing program for education of all Directors.
—	Engaging, at the expense of the Corporation, outside advisors for the independent Directors, the Board or Board Committees, as required.
—

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. In exceptional circumstances, where it is inappropriate for the President and Chief Executive Officer to communicate, or otherwise after prior consultation with the President and Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to board matters or matters relating to the President and Chief Executive Officer (for example compensation or succession). The Chairman will report on all such communications to the Board at the next regular meeting of the Board unless timelier reporting is advisable.

4.	Position Description for Committee Chairs

The Chair of a Committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in the Committee Charter.

Duties and Responsibilities

Principal duties and responsibilities of each Committee Chair include:

—

Reviewing and approving the agenda for each meeting of the Committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, other Committee Chairs, members of management or other advisors as part of the agenda and meeting preparation process. This agenda setting process includes determining the appropriate treatment of significant matters that may have ramifications involving more than one Committee.

—	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.
—	Reporting to the Board of Directors on the Committee’s activities following each meeting and presenting recommendations to the Board of Directors on matters that require Board approval.
—

In conjunction with the Management Resources Committee, providing recommendations to the Board of Directors on the appointment, reassignment, replacement and dismissal of Control Function leaders who report to the Committee and annually providing input on the performance assessment and compensation awarded to those individuals.

—	Leading an annual review of the adequacy of the Committee Charter.
—	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for a five year period.

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5.	Corporate Governance Policies and Practices

Director Election and Tenure

Prior to each annual meeting of the shareholders, the Governance and Conduct Review Committee will review the candidacy of each nominee and confirm to the Board that each nominee meets the expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance and Conduct Review Committee will report on the independence of each nominee as defined in the Director Independence Policy.

Each Director will be elected for a one-year term at each annual meeting. Subject to the remainder of this section, a Director may stand for re-election at the end of each one-year term until the twelfth annual meeting after his or her initial election or appointment to the Board, at which time he or she will retire.

The independent Directors, on the recommendation of the Governance and Conduct Review Committee, may waive the retirement requirement to enable a Director to stand for re-election for up to three additional one-year terms (i.e., until the fifteenth annual meeting after his or her initial election or appointment) if they unanimously determine that it is in the best interests of the Corporation to do so. Thereafter, the requirement to retire may be waived on an annual basis if the independent Directors, with the advice of the Governance and Conduct Review Committee, determine that it is in the best interests of the Corporation to do so.

A Director who is a member of management must resign from the Board when he or she leaves active employment with the Corporation or its affiliates.

Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance and Conduct Review Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.

Access to Management

Each Director shall have access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance and Conduct Review Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee for acceptance or rejection by the Board.

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Change of Occupation

Directors whose principal employment or other business or professional circumstances change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance and Conduct Review Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Public Company Directorships

Directors who hold a full-time executive position should generally hold only one other public company directorship and directors who are not employed full time should generally hold no more than three other public company directorships that take up a significant amount of time.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

It is the policy of the Board that each Director will own or have invested an amount equivalent to a value of not less than $550,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2007 or within five years of the Directors’ appointment to the Board, whichever is later.

If the value of common shares changes significantly and a Director no longer meets the share ownership guideline, the Board will give consideration to allowing the Director a period of time to bring the value of his or her holdings back to the guideline level.

Orientation of New Directors

The Corporation provides an orientation program for new members of the Board. This orientation begins with a strategic overview session with the President and Chief Executive Officer, followed by meetings or briefing sessions with selected Company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, and this Charter.

Management will arrange site visits as well as private meetings with members of management, as requested by the Director.

Continuing Education for Directors

The Corporation provides ongoing business and Director education sessions for members of the Board to enhance their knowledge of the Company, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of Board oversight. Individual Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the President and Chief Executive Officer before responding.

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Shareholder Engagement

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

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Schedule B

By-law No. 1

An Amended and Re-stated By-Law relating generally to the conduct of the business and affairs of Sun Life Financial Inc.

Section 1.  Definitions

1.1	Definitions

In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Corporation” means Sun Life Financial Inc.

Section 2.  Board of Directors

2.1	Manage the Business and Affairs of the Corporation

The Board of Directors shall manage or supervise the management of the business and affairs of the Corporation in accordance with and subject to the Act.

2.2	Number of Directors

The Corporation shall have a minimum of eight directors and a maximum of 20 directors. The number of directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the directors prior to the annual meeting. The Board of Directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that: (a) the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting; and (b) the maximum number of directors is not exceeded.

2.3	Term of Office

Each director shall be elected for a term of one year.

2.4	Meetings of the Board of Directors

The Board of Directors shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board of Directors may be called at any time upon 24 hours’ notice by either the Chairman of the Board of Directors or any three directors. A majority of the directors shall constitute a quorum at any meeting of the Board of Directors.

2.5.	Votes to Govern

Subject to the Act, all questions to be decided at meetings of the Board of Directors shall be decided by a majority of the votes cast. If a vote is tied, the Chairman of the Board of Directors shall not have a second or casting vote.

2.6.	Meetings of Committees of the Board of Directors

Committees of the Board of Directors shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board of Directors.

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2.7.	Remuneration of Directors

The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

Section 3.  Indemnification of Directors and Officers

3.1.	Indemnification of Directors and Officers

Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Corporation’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Corporation or such other entity, if:

(a)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Corporation or such other entity, and
(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.

The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

Section 4.  Meetings of Shareholders

4.1.	Chairman

The chairman at all meetings of shareholders of the Corporation shall be:

(a)	the Chairman of the Board of Directors, or
(b)	in the absence of the Chairman of the Board of Directors, a non-management director chosen as the chairman of the meeting by the directors who are present.

4.2.	Quorum

At any meeting of shareholders, two persons present in person or by proxy and representing at least 25% of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.

Section 5. Corporate Matters

5.1.	Financial Year

The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

5.2.	Corporate Seal

The seal of the Corporation shall be such as the Board of Directors may adopt.

5.3.	Execution of Documents

Documents to be executed by the Corporation shall be executed by such persons and in such manner as may be determined by the Board of Directors.

MIX
Paper from responsible sources
FSC® C101537

Sun Life Financial

www.sunlife.com
MIC-01-2012